
05007516

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Belgacom SA/NV

*CURRENT ADDRESS Boulevard Roi Albert II, 27
1030 Brussels, Belgium

**FORMER NAME

**NEW ADDRESS


PROCESSED
APR 29 2005
THOMSON
FINANCIAL

FILE NO. 82- 34871 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/27/05



The commitment of a leader. The spirit of a challenger.

annual report • 2004

belgacom

Year ended 31 December	2002	2003	2004
Income Statement (EUR million)			
Total revenue before non-recurring items	5,338	5,454	5,540
Non-recurring revenue	1,085	0	0
Total revenue	6,422	5,454	5,540
EBITDA[2] before non-recurring items	2,020	2,250	2,394
EBITDA[2]	2,341	1,353	2,353
Operating income (EBIT)	1,482	566	1,611
Net finance revenue/(costs)	-25	-27	-27
Loss from enterprises accounted for using the equity method	-12	-4	-1
Income before taxes and minority interests	1,445	534	1,583
Tax expense	-203	-208	-508
Minority interests	-99	-154	-152
Net income (Group share)	1,142	172	922
As of 31 December	**2002**	**2003**	**2004**
Cash Flow and Capital Expenditures (EUR million)			
Cash flows from operating activities	1,371	296	1,899
Capital expenditures	-566	-502	-556
Cash flows from other investing activities	1,276	17	78
Free cash flow[3]	2,081	-189	1,421
Cash flows used in financing activities	-1,560	-575	-1,658
Net increase/(decrease) of cash and cash equivalents	521	-764	-237
Balance sheet (EUR million)			
Balance sheet total	7,298	6,009	5,368
Non-current assets	4,601	4,381	3,963
Investments, cash and cash equivalents	1,611	604	406
Shareholders' equity	2,978	2,548	2,223
Minority interests	293	446	407
Liabilities for pensions and other post-employment benefits	1,545	840	760
Net financial position	1,109	157	110
Year ended 31 December	**2002**	**2003**	**2004**
Data per share			
Basic earnings per share (in EUR)	2.86	0.43	2.57
Diluted earnings per share (in EUR)	2.86	0.43	2.57
Weighted average number of ordinary shares	400,000,000	399,932,159	358,612,854
Dividend per share, gross (in EUR)	0.70	0.99	1.38
Special dividend per share, gross (in EUR)	1.43	0.00	0.55
As of 31 December	**2002**	**2003**	**2004**
Operating data			
Total access channels (in thousands)[4]	5,088	5,219	5,252
Total retail and wholesale ADSL access channels (in thousands)	519	784	1,024
Active mobile customers (in thousands)[5]	4,076	4,201	4,198
Minutes transported by International Carrier Services (in billions)	5.9	6.4	6.9
Personnel	19,003	17,541	16,933

(1) Prepared under IFRS

(4) PSTN + ISDN BA + ISDN PRA + retail ADSL

Revenue*



02
5,338
03
5,454
04
5,540
5,200
5,300
5,400
5,500
5,600

EBITDA*



02
2,020
03
2,250
04
2,394
1,800
1,900
2,000
2,100
2,200
2,300
2,400

Net profit



02
1,142
03
172
04
922
0
200
400
600
800
1,000
1,200

Earnings per share



02
2.86
03
0.43
04
2.57
0.0
0.5
1.0
1.5
2.0
2.5
3.0

142,000
customers won back at FLS

more than 1,000,000
total retail and wholesale ADSL access channels


11% ICS
52% FLS
37% MCS


0% ICS
53% FLS
47% MCS





Committed to defend its leadership and be Best-in-class



A combination of strength and flexibility, in other words. Two approaches that may seem paradoxical, but that both require our attention. The strength of a leader that can invest in future technologies. The flexibility of a challenger that has what it takes to streamline structures, and to adapt them to every market demand. It is our way of listening to our customers. To respond to their needs and to anticipate their desires.

January

February

May

June







… chez Belgacom par exemple





Of course, voice communications should remain relatively stable; but the principal field of growth in the next few years will be data transmission. One of Belgacom's major challenges is to develop a very high-capacity data transmission infrastructure capable of meeting this increased demand. To create value for Belgacom and its shareholders was our strategy in 2004 and is still our commitment for the the future.

We also decided to launch the Broadway project and invest massively to increase the capacity of our networks, notably through VDSL for fixed-line telephony and UMTS for mobile telephony. This major effort will make it possible to develop applications and services in a number of different fields: e-Health, electronic billing, teleworking, home networks, data storage, online gaming, television via PC and interactive digital television, the latter a challenge that Belgacom took up in 2004 under the name "Belgacom TV". Not to mention e-Government and e-Belgium, social projects in which we aim to play a key role.

It is in this dynamic environment that the Belgacom Group was able to attain its objectives. Revenue increased by 1.6% to reach EUR 5,540 million.

These achievements were only possible with the full support of all the Belgacom employees. Their recognition and development are the key elements in a global strategy developed by the management, in continuous consultation with its union partners. In 2004, Belgacom has favored clear, transparent consultation between labor and management. This open and continuous dialog fosters a positive management-labor environment.

Stock market listing

Of course, 2004 was also the year that Belgacom launched an initial public offering, which was a resounding success for the company as a whole. This was a corporate project that truly united all our forces in a common objective. And I believe that we were successful in attracting and retaining major international investors, who are clearly confident about Belgacom's future.

All this would not have been possible without a team of brilliant professionals, which successfully managed Belgacom's transition to a listed company while facing the changes and challenges specific to our sector. Together with all Belgacom staff, and with the support of the Board of Directors, I intend to transform Belgacom, a telecommunications company, into a veritable service company.

Didier Bellens
President & CEO



Corporate governance aims to define a set of rules and behaviors according to which companies are properly managed and controlled, the result being increased transparency. Belgacom is preparing itself to conform to the recommendations made by the market authorities and more specifically to best practices of Belgium's "Lippens Code," published on 9 December 2004. Additionally it has continued to reinforce its internal compliance program.

Name	Age	Position	Director Since	Term Expires

Theo Dilissen (10).

Didier Bellens (9).

Johny Cornillie (4).

Didier De Buyst (13).

Martine Durez (16).

Michel Moll (8).

Robert Tollet (14).

Norbert Van Broekhoven (5).

Paul Van de Perre (2).




















FINANCIAL MARKET
Belgacom


Volume (in thousands)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Price (in EUR)
34
32
30
28
26
24
22
19/03
30/05
11/06
22/07
01/09
12/10
22/11
31/12
Belgacom
BEL 20
Stoxx Telco
Volume Belgacom



13 April 2005
18 April 2005*
26 August 2005
24 February 2006
12 April 2006



02
0.70
1.43
03
0.99
04
1.38
0.55
0
0.25
0.50
0.75
1.00
1.25
1.50



50.0% + 1 Belgian State
46.4% Free Float
3.1% Belgacom
0.5% Belgacom personnel





With 5.3 million fixed connections, including 828,000 ADSL access lines for the retail market, FLS offers a comprehensive range of voice, data and Internet fixed-line services to residential and business customers. As the leading ISP in Belgium, Belgacom offers Internet access to more than 1 million narrowband and broadband subscribers. It also provides wholesale services to other operators and service providers in Belgium.

Fixed Line Services (FLS)

Constantly changing market

Both the Belgian population as a whole and the number of households have increased slightly. The market share of mobile-only, other licensed operators (OLO) and cable telephony companies is increasing.

Year end	2002	2003	2004
Population (in thousands)	10,310	10,351	10,396
Households (in thousands)	4,325	4,361	4,402
Market share of households (in %)			
No phone / Mobile-Only	24%	25%	26%
Fixed Telephony	76%	75%	74%
Belgacom	72%	70%	67%
Cable and OLOs	4%	5%	7%

Source: NIS, BGC data, Telecom Universe.

This increase is mainly due to competition. In 2004, the fixed-line market was subject to intensified competition, putting pressure on our market share.

Total fixed-line voice market

Year end (in EUR millions)	2002	2003	2004
FLS Access Revenues	963	957	931
FLS Traffic Revenues	990	908	802
FLS Total	1,953	1,865	1,733
FLS Retail Voice Market Share (Value)	83.0%	80.6%	76.1%
FLS Retail Traffic Market Share (Volume)*	82.7%	74.5%	67.9%

Source: Company figures, market share based on estimates from Gartner.
* On own network.

Despite fierce competition from cable companies in the broadband Internet market, especially in Flanders, and the growing success of regulated offers (bitstream access), in 2004 FLS managed to limit market share loss to 1% in Belgium and kept its market share in Flanders at same level.

	50%	53%	52%
Other ADSL (Bitstream Access + Wholesale)	10%	9%	13%
Cable	40%	38%	35%
FLS Flanders*	43%	45%	45%**
Telenet Flanders	57%	55%	55%**

Source: ISPA and BIPT for Cable.
* No data on other ADSL and non-Telenet cable for Flanders.
** June 2004 figures.

In this tough telecom environment, the FLS business unit remains market leader in its different activities.

Ever-increasing competition

Voice market

2004 began with a very aggressive attack from our competitors. Both fixed and mobile operators hit FLS with numerous promotions, cut-the-wire campaigns and aggressive price-perception campaigns.

Towards the end of the year, competitors started to reshape their strategies.

- On top of their existing product portfolio, fixed operators have changed their customer approach by marketing *bundled offers* combining voice (fixed and/or mobile) with Internet services. Some of them also have announced and/or implemented *Mobile Virtual Network Operator (MVNO)* activities, adding mobile voice services to their fixed portfolio offers.
- New pricing plans such as *flat fee* offers (e.g., unlimited fixed off-peak calls for a flat monthly fee) were also launched.

Internet market

The Internet market in Belgium continued to grow in 2004 (+ 7% vs. December 2003).

Narrowband Internet access is decreasing further (32% fewer users) in favor of broadband Internet access (+27%). Broadband is by far the most popular Internet access technology; 79% of all Internet connections in Belgium are broadband. Belgium has one of the







02
50%
10%
40%
03
53%
9%
38%
04
52%
13%
35%
Belgacom Retail ADSL
Other ADSL
Cable
0
20
40
60
80
100



02
43%
57%
03
45%
55%
04
44%
56%
Belgacom Retail ADSL
Cable (Telenet)
0
20
40
60
80
100





02 79

03 116

04 196



0
40
80
120
160
200



02 95.8
03 96.6
04 97.1

0 20 40 60 80 100

02 39.50
03 40.90
04 41.00

0 10 20 30 40 50






ProximusCollection". These phones were tested, adopted and preconfigured with the settings of MCS (Proximus Multimedia Services, GPRS, MMS).

This collection covers GSMs for the residential segment (Vodafone live! mobiles) and the professional segment (Vodafone Mobile Connect datacard, BlackBerry, PDA). The average selling price of GSMs decreased by 25% in 2004 but remains higher in Belgium than in the majority of EU countries because handsets subsidies are not allowed.

Extended sales channels

The MCS sales channels call upon direct and indirect distribution as well as the Customer Service department, which provides advice and practices up-selling and cross-selling.

On 31 December 2004, MCS had an indirect distribution network of 1,512 points of sale, spread across telecom chains (208 including the 96 Belgacom points of sale), telecom agents (392 points of sale), retail chains (290 points of sale) and retail agents (622 points of sale). Pay&Go reload cards are sold in more than 8,000 distribution points.

Partnership with Vodafone

Vodafone, which owns 25% of Belgacom Mobile, is the leader in mobile telephony at global level. To take even greater advantage of this strength, a new cooperation agreement was signed in late 2003 aimed at fostering and formalising MCS cooperation with Vodafone in the following areas : Product and Services development, Branding (in airports), Procurement (synergies), Account Management and IT/Technical Management.

The first result of this agreement was the launch in May 2004 of the Vodafone Mobile Connect UMTS/GPRS datacard, the first high-speed datacard for laptops in Europe, for its customers. MCS extended its range of datacards in November 2004 with the Vodafone Mobile Connect UMTS/GPRS/WLAN datacard.

In June 2004 MCS launched Vodafone live! for its residential customers, offering a full range of multimedia services.

Proximus extended its range of datacards in November 2004 with the Vodafone Mobile Connect UMTS/GPRS/WLAN datacard.

In October 2004 MCS launched the "BlackBerry from Vodafone" for business users. As this new product is a major step towards more convenience for the customers on the move, MCS plans to extend its BlackBerry offering to the SME market in 2005.

MCS provides the customers of Vodafone and its partner networks with transparent access to its international services. For their part, MCS customers will benefit from the advantages of Vodafone roaming services and its worldwide coverage.

In addition to the development and launch of new products and services, the cooperation was also reinforced by developing operational synergies in the area of purchasing (including IT) and by sharing best practices.

Pricing and regulatory environment

Because of its status of operator with a powerful position in the mobile communication and interconnection markets, the BIPT, the telecom regulator, decided in December 2001 that MCS's interconnection rates would have to fall gradually. MCS has since then reduced its interconnection rates five times. MCS lowered its interconnection rates by 7% in November 2004 (instead of the 12% decrease in July planned initially). MCS interconnect rates are consequently below the EU average. Belgium is one of the countries with the highest degree of asymmetry (greater than 50%) of mobile termination charges between the various operators.

Due to the delays in the transposition of the new European regulatory framework for telecommunications, the year 2004 can be considered as a transition year. Elements to note are the review by the regulator of the decision of 2001 defining the evolution of the mobile termination charges of MCS and also the communication clarifying the status and use of GSM-gateways on mobile networks.

2004, a challenging year

Competition was more intense than expected in 2004. MCS saw its number of active customers decrease slightly, whereas active penetration in Belgium increased more than 5%. The number of customers who left MCS was not entirely offset by the number



Our constant priority is to propose new ways of going mobile

+42 %

Advanced data revenues

Stimulating customers:

Attracting new customers:

Controlling costs:

Keeping customers:





In addition to its activities in Belgium, Belgacom provides voice and data connectivity and capacity services to telecommunications operators and service providers worldwide. On 22 February 2005, BICS signed an agreement to combine its business with Swisscom Fixnet in a joint venture of whose shares Belgacom will own 72%.

(ICS)

























external investment

Broadband

mobile data












01
24
2
02
25
2
03
27
3
04
31
2
functional
IDA (off working hours development)
0 5 10 15 20 25 30 35
01
74%
02
74%
03
90%
04
85%
0 10 20 30 40 50 60 70 80 90 100
01
20.53
18.79
02
17.53
17.15
03
14.38
16.88
04
15.04
19.91
operational costs
participant costs
0 5 10 15 20 25 30 35 40











(Belgian national soccer team), *Mémorial Van Damme*



TOTAL
20-29 Y
30-39 Y
40-49 Y
50-64 Y
Belgacom: men
Belgacom: women
Belgium: men
Belgium: women
0
10
20
30
40
50
60
70
80
90

–6.9 %

Decrease fuel consumption in 2004 compared to 2003

Belgacom knows that its choice of suppliers can have completely unforeseeable repercussions. A company being brought to court for gross negligence or failure to assist persons in danger after one of its suppliers is caught using child or forced labor has now become a real possibility.



Environment: a long-term effort

A few figures speak for themselves

Year	Annual consumption various fuels	%



key figures (1)

Year ended 31 December	2002	2003	2004
Income Statement (EUR million)			
Total revenue before non-recurring items	5,338	5,454	5,540
Non-recurring revenue	1,085	0	0
Total revenue	6,422	5,454	5,540
EBITDA (2) before non-recurring items	2,020	2,250	2,394
EBITDA (2)	2,341	1,353	2,353
Operating income (EBIT)	1,482	566	1,611
Net finance revenue/(costs)	-25	-27	-27
Loss from enterprises accounted for using the equity method	-12	-4	-1
Income before taxes and minority interests	1,445	534	1,583
Tax expense	-203	-208	-508
Minority interests	-99	-154	-152
Net income (Group share)	1,142	172	922
As of 31 December	**2002**	**2003**	**2004**
Cash Flow and Capital Expenditures (EUR million)			
Cash flows from operating activities	1,371	296	1,899
Capital expenditures	-566	-502	-556
Cash flows from other investing activities	1,276	17	78
Free cash flow (3)	2,081	-189	1,421
Cash flows used in financing activities	-1,560	-575	-1,658
Net increase/(decrease) of cash and cash equivalents	521	-764	-237
Balance sheet (EUR million)			
Balance sheet total	7,298	6,009	5,368
Non-current assets	4,601	4,381	3,963
Investments, cash and cash equivalents	1,611	604	406
Shareholders' equity	2,978	2,548	2,223
Minority interests	293	446	407
Liabilities for pensions and other post-employment benefits	1,545	840	760
Net financial position	1,109	157	110
Year ended 31 December	**2002**	**2003**	**2004**
Data per share			
Basic earnings per share (in EUR)	2.86	0.43	2.57
Diluted earnings per share (in EUR)	2.86	0.43	2.57
Dividend per share, gross (in EUR)	0.70	0.99	1.38
Special dividend per share, gross (in EUR)	1.43	0	0.55
Weighted average number of ordinary shares	400,000,000	399,932,159	358,612,854
Data on employees			
Number of employees (full-time equivalents)	19,003	17,541	16,933
Average number of employees over the period	19,875	17,880	17,108
Total revenue before non-recurring items per employee (in EUR)	268,567	305,054	323,847
EBITDA (2) before non-recurring items per employee (in EUR)	101,641	125,852	139,945
Ratios			
Profitability			
EBITDA (2) margin before non-recurring items	37.8%	41.3%	43.2%
EBITDA (2) margin	36.5%	24.8%	42.5%
Operating margin (EBIT)	23.1%	10.4%	29.1%
Net margin (group's share)	17.8%	3.2%	16.6%
Return on equity (ROE) (4)	40.7%	6.2%	38.7%
Return on assets (ROA) (5)	24.6%	10.2%	31.1%
Return on capital employed (ROCE) (6)	27.4%	11.2%	38.4%
Gearing			
Net financial debt to shareholders' equity	-37.2%	-6.2%	-4.9%
Coverage			
Net financial debt to EBITDA before non-recurring items	-0.5	-0.1	0.0
Net financial debt to EBITDA	-0.5	-0.1	0.0
Self-financing			
Capital expenditures to total revenue before non-recurring items	10.6%	9.2%	10.0%
Capital expenditures to total revenue	8.8%	9.2%	10.0%

(1) Prepared under IFRS.
(2) Earnings Before Interests, Taxes, Depreciation and Amortization.
(3) Cash flow before financing activities.
(4) Net income/average shareholders' equity.
(5) EBIT/average (total assets - current investments & cash and cash equivalents).
(6) EBIT/average (total assets - current liabilities).

management discussion and analysis of operating results



comments on consolidated figures

Consolidated income statement

(EUR million)	2002	2003	2004
	Year ended 31 December		
Net revenue	5,252	5,377	**5,415**
Other operating revenue	86	78	**125**
Non-recurring revenue	1,085	0	**0**
Total revenue	**6,422**	**5,454**	**5,540**
Costs of materials and charges to revenue	-1,353	-1,376	**-1,461**
Personnel expenses and pensions	-1,101	-1,046	**-993**
Other operating expenses	-863	-782	**-693**
Non-recurring expenses	-764	-897	**-41**
Total operating expenses before depreciation and amortization	**-4,081**	**-4,101**	**-3,187**
Operating income before depreciation and amortization	**2,341**	**1,353**	**2,353**
Depreciation and amortization	-859	-787	**-742**
Operating income	**1,482**	**566**	**1,611**
Net finance costs	-25	-27	**-27**
Loss from enterprises accounted for using the equity method	-12	-4	**-1**
Income before taxes and minority interests	**1,445**	**534**	**1,583**
Tax expense	-203	-208	**-508**
Minority interests	-99	-154	**-152**
Net income	**1,142**	**172**	**922**

The Group's total revenue increased by 1.6%, to EUR 5,540 million, driven by revenue growth in the Mobile Communications Services and International Carrier Services segments. The Group's revenue was impacted by competitive pressure in the Fixed Line Services segment. Total revenue includes the gain on disposal of buildings and equipments and a compensatory amount relating to the IPO transaction (EUR 35 million in total).

The Group's operating income before depreciation and amortization (EBITDA) grew by 73.9% to EUR 2,353 million, mainly impacted by a non-recurring expense recorded in 2003 related to the transfer of certain pension obligations to the Belgian State (EUR 897 million). In combination with the above-mentioned revenue growth, the positive evolution of this result was driven by a 1.8% decrease (EUR 58 million) in operating expenses (excluding non-recurring items). The Group's EBITDA evolution was negatively impacted by the recognition in 2004 of an impairment loss on the International Carrier Services segment (EUR 20 million) and by non-recurring expenses in respect of restructuring costs for the external mobility plans (EUR 41 million), also recorded in 2004.

Total revenue per business segment

	2002		2003		2004		Variance 2004 versus 2003
	Year ended 31 December						
	(EUR million)	(%)	(EUR million)	(%)	(EUR million)	(%)	(%)
Fixed Line Services	3,188	60	3,108	57	**3,092**	**56**	-0.5
Mobile Communications Services	2,075	39	2,181	40	**2,239**	**40**	2.6
International Carrier Services	625	12	626	11	**645**	**12**	3.0
Intersegment eliminations	-550	-10	-461	-8	**-435**	**-8**	-5.6
Total	**5,338**	**100**	**5,454**	**100**	**5,540**	**100**	**1.6**
Non-recurring revenue	1,085		0		**0**		
Total	**6,422**		**5,454**		**5,540**		

For the year ended 31 December 2004, total revenue increased by 1.6%:

- **Fixed Line Services** revenue decreased year-over-year by 0.5%. The growth in broadband and in national wholesale nearly offset the decline in the traditional voice business. Two one-time items (the gain on the sale of buildings and equipments and a compensatory amount related to the IPO transaction, for EUR 35 million in total) also positively impacted the segment revenue.
- **Mobile Communications Services** revenue increased by 2.6%, as a result of service revenue growth (+3.3%). This was, however, partly offset by certain exceptional credits and discounts granted for the 10th anniversary of Belgacom Mobile that impacted the first half of the year 2004.
- **International Carrier Services** revenue increased by 3.0%, thanks to the growth of mobile destination traffic (+24.4%).

For the year ended 31 December 2003, total revenue decreased by EUR 968 million, to EUR 5,454 million. This decrease was primarily driven by the recognition of non-recurring revenue in 2002 (EUR 1,085 million), mainly in respect of gains arising from the sale of Ben Nederland and Belgacom France.

Operating expenses before depreciation and amortization

(EUR million)	Year ended 31 December 2002	2003	2004	Variance 2004 versus 2003
Costs of materials and charges to revenue	1,353	1,376	**1,461**	6.1%
Personnel expenses and pensions	1,101	1,046	**993**	-5.0%
Other operating expenses	863	782	**693**	-11.4%
Total	**3,318**	**3,204**	**3,146**	**-1.8%**
Non-recurring expenses	764	897	**41**	
Total	**4,081**	**4,101**	**3,187**	

Excluding non-recurring expenses, total operating expenses before depreciation and amortization decreased by 1.8% or EUR 58 million.

Costs of materials and charges to revenue

For the year ended 31 December 2004, the costs of material and charges to revenue increased by 6.1%. This increase is mainly related to higher expenses for interconnection within Mobile Communications Services and to the impact on costs of mobile destination traffic growth in the International Carrier Services segment.

Fixed Line Services cost of materials and charges to revenue decreased by 0.6%, the cost increase in National Wholesale being more than offset by the cost decrease in the retail business.

Personnel expenses and pensions

(EUR million)	Year ended 31 December 2002	2003	2004
Salaries and wages	822	782	**746**
Social security expenses	142	142	**163**
Pension costs	110	100	**17**
Post-employment benefits other than pensions	9	7	**39**
Other personnel expenses	18	15	**27**
Total	**1,101**	**1,046**	**993**
Number of employees (*full-time equivalents*) [1]	**19,003**	**17,541**	**16,933**

(1) Number of full-time equivalents, calculated on the basis of the consolidation percentage of subsidiaries owned less than 100%.

Salaries and wages decreased in 2004 by EUR 35 million or 4.5%. The decrease is driven by the overall headcount reduction at Belgacom Group level (minus 608 full-time equivalents or -3.5%, some of which were the result of the BeST program and external mobility projects), offset in part by annual increases in salary levels (including index-related 2% increases at Mobile Communications Services in July 2004 and at Fixed Line Services and International Carrier Services in November 2004).

The increase in social security expenses in 2004 was mainly driven (for EUR 30 million) by additional social security contributions paid to the Belgian State for statutory employees (which is a consequence of the Pension Fund transfer at the end of 2003) and partly offset by fewer social security expenses following the headcount reduction.

Due to the transfer of the fully funded Pension Fund for statutory employees in 2003 and to the reclassification of interest costs related to BeST and PTS liabilities under "post-employment benefits other than pensions" in 2004, pension-related charges declined from EUR 100 million in 2003 to EUR 17 million in 2004. The EUR 17 million are in respect of pension benefits for statutory and non-statutory employees in excess of legal pension benefits.

Post-employment benefits other than pensions increased year-over-year 2004 versus 2003 by EUR 33 million. The increase was mainly driven by interest costs related to BeST and PTS liabilities (EUR 26 million), which previously had been classified under pension costs.

The EUR 12 million increase in other personnel expenses was mainly driven by the discounted share purchase plan (DSPP) and the employees stock option plan (ESOP), EUR 8 million and EUR 2 million respectively.

Other operating expenses

Other operating expenses decreased by 11.4% (EUR 89 million), thanks primarily to the impact of cost-reduction initiatives. The trend here was also impacted by the reversal in 2003 of an impairment loss on rights of use from Global Crossing recorded in 2002 (EUR 9 million, within International Carrier Services), by the booking in the first half of 2004 of an impairment loss on net assets (EUR 20 million, within International Carrier Services) and by favorable one-time items recorded within Fixed Line Services in the first half of 2004 (EUR 30 million).

Non-recurring expenses

In 2004, the Group recognized a liability for restructuring programs (non-recurring expense) amounting to EUR 41 million. This was recorded in order to cover the obligation related to employees that have accepted the external mobility offer for the electronic identity card (e-ID) and for the emergency call center projects of the Ministry of Internal Affairs.

In 2003, the Group recorded a non-recurring expense of EUR 897 million incurred in connection with the transfer to the Belgian State of the accrued and future legal pension obligations for the Company's current and former statutory employees and their survivors.

In 2002, the Group recorded non-recurring expenses for a total amount of EUR 764 million, primarily due to the costs of implementation of the BeST restructuring program.

Operating income before depreciation and amortization (EBITDA)

	Year ended 31 December						
	2002		2003		2004		Variance 2004 versus 2003
	(EUR million)	(%)	(EUR million)	(%)	(EUR million)	(%)	(%)
Fixed Line Services	1,008	50	1,109	49	**1,257**	**53**	13.3
Mobile Communications Services	1,006	50	1,113	49	**1,135**	**47**	1.9
International Carrier Services	6	0	28	1	**2**	**0**	-91.4
Total	**2,020**	**100**	**2,250**	**100**	**2,394**	**100**	**6.4**
Non-recurring revenue	1,085		0		**0**		
Non-recurring expense	-764		-897		**-41**		
Total	**2,341**		**1,353**		**2,353**		

For the year ended 31 December 2004, total Group EBITDA progressed year-over-year by EUR 1,000 million. Excluding the impact of non-recurring items, operating income before depreciation and amortization grew by EUR 144 million or 6.4%.

Fixed Line Services' segment result increased by 13.3% year-over-year, thanks to lower operating expenses and one-time items recorded in the first half of 2004.

Mobile Communications Services' segment result progressed by 1.9%, driven by revenue growth.

International Carrier Services' segment result decreased year-over-year by EUR 25 million, mainly impacted by one-time items related to impairment losses. Excluding the impact of one-time items in both years, the ICS segment result grew by EUR 3 million (14.7%).

Depreciation and amortization

The downward trend in depreciation and amortization charges over the years can be explained in particular by a decreasing level of capital expenditures within Fixed Line Services until the year 2003. A downward review in June 2003 of the useful life of submarine cables within International Carrier Services had caused a significant charge of depreciation and amortization for the year 2003 for cables that were at the end of their new estimated useful life. Within Mobile Communications Services, depreciation and amortization charges are increasing over the years, mainly due to the operational launch in 2004 of both the new billing system and UMTS services.

Operating income (EBIT)

For the year ended 31 December 2004, operating income increased by EUR 1,045 million. This increase is primarily related to the impact of non-recurring expense of EUR 897 million recorded in 2003, compared to a non-recurring expense of EUR 41 million posted in 2004 to cover restructuring costs for external mobility projects.

Excluding non-recurring expenses in both years, operating income grew by EUR 189 million (12.9%) in 2004.

Net finance costs

The level of net finance costs has remained rather stable in 2002, 2003 and 2004.

Finance costs for the year 2004 reflected an increase in net interest charges over 2003, due to the significant cash-consuming events of late December 2003 and early 2004. On the other hand, the Group has collected greater dividends from its investments in satellites in 2004 and the Group has recorded much lower impairment losses on other participating interests that are not fully compensated by higher costs for the remeasurement to fair value of financial instruments.

Loss from enterprises accounted for using the equity method

For the years 2003 and 2004, enterprises accounted for using the equity method consist only of Alert Services Holding.

Tax expense

The effective income tax rate of the year 2004 amounts to 32.1%. This means an effective percentage lower than the tax rate applicable in Belgium (33.99% as from 1 January 2003) due to non-taxable income of some subsidiaries exceeding non-deductible expenditures of the Group.

Minority interests

The Group's most significant minority interest is Vodafone's 25% stake in Belgacom Mobile. In 2002, this line also included the special purpose vehicle formed in connection with the transfer of the shares of Ben Nederland.

Net income

Net income (Group share) increased from EUR 172 million in 2003 to EUR 922 million in 2004 thanks to a positive evolution of the operating income. In 2003, it was however impacted by a non-recurring cost of EUR 897 million.

Organizational chart on 01/03/2005



Belgacom SA
Fixed Line Services
Belgacom Skynet 100%
WIN 100%
CERTIPOST 50%
Connectimmo 100%
DAD 85%
Expercom 100%
Belgacom finance 100%
Finbel Re 100%
Belgacom services 100%
Belgacom Opal 100%
Mobile Communications Services
100%
Belgacom Invest
75%
Belgacom Mobile
International Carrier Services
72%*
BICS
100%
Points of presence companies in 15 countries

* Subject to clearance of transaction with Swisscom.

management discussion and analysis of operating results per business segment

Fixed Line Services

(EUR million)	Year ended 31 December 2003	2004
Total segment revenue	3,108	3,092
Costs of materials and charges to revenue	-597	-593
Personnel expenses and pensions	-884	-828
Other operating expenses	-518	-414
Total operating expenses before depreciation and amortization	-1,999	-1,835
Total segment result	1,109	1,257
Non-recurring expense	-897	-41
Operating income before depreciation and amortization	212	1,216
Depreciation and amortization	-565	-500
Operating income	-353	717

Segment revenue

For the year ended 31 December 2004, Fixed Line Services (FLS) revenue decreased year-over-year by EUR 16 million or 0.5%.

	Year ended 31 December			
(EUR million)	2003	2004	Variance	Variance
Retail				
Voice Access	957	931	-2.7%	-26
Voice Traffic	908	802	-11.7%	-106
Total Voice	1,865	1,733	-7.1%	-132
Internet	375	418	11.5%	43
Data	221	227	2.6%	6
Other retail [1]	262	248	-5.4%	-14
Total retail revenue	2,723	2,626	-3.6%	-97
National Wholesale	325	358	10.2%	33
Others	59	108	81.2%	48
Total revenue	3,108	3,092	-0.5%	-16

(1) Other retail includes revenue from International Data, International leased lines and satellite solutions, WIN SA, Digital Age Design SA/NV ("DAD"), Expercom, Certipost, Skynet, Eduline and other company retail revenues. Revenues from Skynet and Eduline have been moved from "others" to "other retail" in the second half of 2004. Data of former years have been restated accordingly.

Retail Fixed Line Services revenue decreased year-over-year by 3.6% or EUR 97 million, driven by a revenue decline in voice access and voice traffic. This evolution is mainly attributable to increased competition and to substitution.

Internet revenues (dial-up and broadband access and connectivity) grew by 11.5% or EUR 43 million, thanks to continued growth in the xDSL subscriptions park (+24.4%).

Data access and connectivity revenue increased by 2.6%, driven by growth in outsourced network management services and network integration services (+117.9%).

Other retail revenues decreased by 5.4%, mainly due to a revenue decline in international products (leased lines, satellites) and mobile handset sales.

New products and services were launched in the course of the year, in order to sustain broadband growth and address the voice access (PSTN/ISDN channels) and voice traffic decline. These products and services include ADSL light (lower-priced ADSL lines), VDSL (the fastest Internet solution and first commercial service of the Broadway project), "Discovery" lines (reduced PSTN subscription fee) and new traffic offers such as "Belgacom No Limit" (traffic bundle) or "Maxi Call" (fixed rate per minute).

The launch of a winback program in January 2004 has brought more than 142,000 customers back to Belgacom.

National Wholesale revenues increased by 10.2% in 2004, reaching EUR 358 million. This was mainly driven by carrier broadband lines, including carrier DSL lines and bitstream-regulated accesses (+67.8%), and by an increase in interconnection minutes (+18.1%).

Other revenues also include one-time items such as the gain on the sale of property and a compensatory amount relating to the IPO transaction (for a total amount of EUR 35 million). Those one-time items were recorded in the first half of the year 2004.

Operationals

	Year ended 31 December		
	2003	2004	Variance
Number of access channels (in thousands)			
Residential			
PSTN	3,285	3,181	-3.2%
ISDN	379	377	-0.5%
ADSL	589	723	22.9%
Total	4,253	4,282	0.7%
Business			
PSTN	280	267	-4.7%
ISDN	605	598	-1.2%
ADSL	81	105	29.4%
Total	966	970	0.4%
Traffic (in millions of minutes)			
Residential			
National	6,490	5,239	-19.3%
Fixed to Mobile	965	851	-11.8%
International	459	385	-16.0%
Total	7,914	6,476	-18.2%
Business			
National	2,612	2,268	-13.2%
Fixed to Mobile	504	513	1.8%
International	450	430	-4.4%
Total	3,567	3,211	-10.0%
Average monthly voice revenue per voice access channel	34.2	32.7	-4.4%

In 2004, access channels increased year-over-year by 0.7% in the residential market and by 0.4% in the business market, thanks to the ADSL growth. Winback and marketing actions (launch of the "Discovery line" offering a PSTN access line at a reduced rate to more than 70,000 customers at the end of 2004) have been started, in order to slow down the voice access decline. As result of those actions, FLS lost more than 28,000 fewer PSTN/ISDN access channels in the second half of 2004 (-8,135 access channels lost per month on average), compared to the first half of 2004 (-12,906 access channels lost per month on average).

Retail voice traffic volumes declined by 15.6% year-over-year. This trend is primarily the result of increased competition and substitution effect from mobile, e-mail and SMS. In order to partly offset this trend, FLS has developed differentiated pricing offers, adapted to the customer profile, including the launch of new traffic bundles and rates (Belgacom No Limit, Maxi Call), and through winback actions.

Operating expenses before depreciation and amortization

For the year ended 31 December 2004, operating expenses before depreciation and amortization decreased by 8.2% to EUR 1,835 million. This reduction was mainly driven by lower personnel expenses (workforce reduction) and pensions (transfer to the Belgian State of certain pensions obligations) as well as by lower other operating expenses (cost-control measures, including maintenance-contract renegotiations and lower consultancy expenditures). One-time items recorded in the first half of 2004 also had a favorable impact (reversal of provisions for litigations amounting to EUR 30 million).

In 2003, advertising expenses were inflated by the costs related to the rebranding initiative.

Non-recurring expenses

In 2004, the Fixed Line Services segment recognized a liability for restructuring programs via non-recurring expense, amounting to EUR 41 million. This was recorded in order to cover the obligation related to employees that have accepted the external mobility offer for the electronic identity card (e-ID) and for the emergency call center projects of the Ministry of Internal Affairs.

In 2003, the Fixed Line Services segment recorded a non-recurring expense of EUR 897 million incurred in connection with the transfer to the Belgian State of certain pension obligations in respect of statutory employees.

Operating income before depreciation and amortization (EBITDA)

For the year ended 31 December 2004, FLS' operating income before depreciation and amortization progressed by EUR 1,004 million, reaching EUR 1,216 million. Excluding the impact of non-recurring expenses recorded in 2003 (EUR 897 million) and 2004 (EUR 41 million), Fixed Line Services' segment result grew by EUR 148 million or 13.3%, thanks to a strict cost-control policy.

EBITDA margin before non-recurring expenses increased in 2004 by five percentage points to 40.7%, versus 35.7% in 2003.

Depreciation and amortization

Depreciation and amortization charges are decreasing over the years mainly due to a decreasing level of capital expenditures until the year 2003. This decrease is not offset by the impacts of the useful life reduction of some classes of assets carried out in 2003 and 2004.

Operating income (EBIT)

For the year ended 31 December 2004, operating income increased by EUR 1,070 million, to EUR 717 million.

Excluding the impact of non-recurring expenses recorded in 2003 (EUR 897 million, related to the transfer to the Belgian State of certain pension obligations) and in 2004 (EUR 41 million, to cover restructuring costs for certain external mobility projects), operating income would have increased by EUR 214 million (39.3%). This was achieved thanks to lower operating expenses and lower depreciation.

Total access channels (in thousands)


02
5,088
03
5,219
04
5,252
0
1,000
2,000
3,000
4,000
5,000
6,000

Total retail and wholesale ADSL access channels (in thousands)


02
519
03
784
04
1,024
0
250
500
750
1,000
1,250

Mobile Communications Services

(EUR million)	Year ended 31 December 2003	2004
Total segment revenue	2,181	2,239
Costs of materials and charges to revenue	-654	-683
Personnel expenses and pensions	-143	-146
Other operating expenses	-271	-275
Total operating expenses before depreciation and amortization	-1,068	-1,104
Total segment result	1,113	1,135
Operating income before depreciation and amortization	1,113	1,135
Depreciation and amortization	-196	-227
Operating income	917	907

Segment revenue

(EUR million)	Year ended 31 December 2003	2004	Variance	Variance
Service revenue				
Voice services[1]	1,825	1,851	1.4%	26
Data services[1]	305	348	14.1%	43
Total Service revenue	2,130	2,199	3.3%	70
Credits and discounts	-63	-74	-17.8%	-11
Handsets	92	90	-1.7%	-2
Other revenue	23	24	4.1%	1
Total revenue	2,181	2,239	2.6%	58

(1) Including roaming-in.

For the year ended 31 December 2004, Mobile Communication Services (MCS) total revenue increased year-over-year by 2.6% (EUR 58 million), driven by higher service revenue (+3.3%) and partially offset by greater credits and discounts granted to customers (free SMS messages and free calling minutes) during the campaign celebrating the 10th anniversary of Belgacom Mobile, which impacted the first half of the year.

Revenues from data services have increased by 14.1% year-over-year. In 2004, data services represent 15.8% of total service revenue, compared to 14.3% in 2003.

Operating expenses before depreciation and amortization

Operating expenses before depreciation and amortization increased by 3.4% (EUR 36 million), driven by higher interconnection costs (increased traffic to other mobile operators) and content fees, increased personnel expenses (partly linked to the employee incentive program and to index-related 2% salary increases), higher contracting expenses linked to systems replacement and implementation of new platforms (e.g., Vodafone live!) and the impact of the Vodafone partnership fee, partly offset by lower advertising expenses.

Operating income before depreciation and amortization (EBITDA)

Operating income before depreciation and amortization increased by 1.9% (EUR 22 million). This increase was driven by higher revenue, partially offset by higher costs.

The EBITDA margin slightly decreased versus 2003, but remains above 50%.

Depreciation and amortization

The increase over the years of the depreciation and amortization charges within Mobile Communications Services is mainly due to the operational launch in 2004 of both the new billing system and UMTS services.

Operating income (EBIT)

Mobile Communications Services operating income decreased year-over-year by 1.1% (EUR 10 million), impacted by higher depreciation and amortization costs.

Active mobile customers (in thousands)



02
4,076
03
4,201
04
4,198
0
1,000
2,000
3,000
4,000
5,000

Operationals

	Year ended 31 December		
	2003	2004	Variance
Number of active customers[1] (in thousands)	**4,201**	**4,198**	**-0.1%**
Pre-paid	2,442	**2,478**	1.5%
Post-paid	1,759	**1,720**	-2.2%
Active customers as a percentage of total customers[2]	**96.6%**	**97.1%**	**0.5 p.p.**
Annualized churn rate[3] (blended - variance in p.p.)	**17.7%**	**18.3%**	**-0.6 p.p.**
ARPU[4]			
Pre-paid (in EUR)	19.2	**19.6**	2.1%
Post-paid (in EUR)	69.1	**71.6**	3.6%
Blended (in EUR)	40.3	**41.0**	1.8%
Blended voice (in EUR)	34.3	**34.3**	0.1%
Blended data (in EUR)	6.0	**6.7**	11.7%
Market share of active customers[5]			
Pre-paid	49.1%	**46.2%**	-2.9 p.p.
Post-paid	61.5%	**56.7%**	-4.8 p.p.
Total	53.7%	**50.0%**	-3.7 p.p.
UoU[6]	**212.6**	**214.6**	**0.9%**
MoU	165.9	**166.3**	0.3%
SMS	46.7	**48.3**	3.3%

(1) Active customers are customers who have made or received at least one call or sent or received at least one SMS message in the last three months.
(2) *Percentage based on total number of Belgacom Mobile SIM cards in circulation.*
(3) Annualized churn is the total number of SIM cards disconnected from the Belgacom Mobile network, plus the total number of port-outs due to mobile number portability, during a given year, divided by the average number of customers during that year.
(4) *ARPU has been calculated on the basis of monthly averages for the period indicated.* Monthly blended ARPU is total service revenues, excluding roaming-in and activation revenues, divided by Belgacom Mobile's active post-paid and pre-paid customer base for that period.
(5) Belgacom Mobile estimate.
(6) *UoU: voice minutes of use + SMS (where 1 SMS equals 1 minute) per active customer.*

International Carrier Services

(EUR million)	Year ended 31 December 2003	2004
Total segment revenue	**626**	**645**
Costs of materials and charges to revenue	-540	-564
Personnel expenses and pensions	-19	-21
Other operating expenses	-39	-57
Total operating expenses before depreciation and amortization	**-598**	**-643**
Total segment result	**28**	**2**
Operating income before depreciation and amortization	**28**	**2**
Depreciation and amortization	-26	-15
Operating income	**1**	**-13**

Segment revenue

The International Carrier Services (ICS) segment achieved a 3.0% year-over-year increase of revenue in 2004. The growth of mobile voice revenue in the second semester of 2004 more than offset the revenue decrease in the first half of the year. Data revenue nearly doubled, primarily as a result of mobile data services.

The ICS strategy to capture growth from mobile operators proved successful throughout 2004. The segment recorded 24.4% growth in destination mobile minutes, which largely offsets the decrease in destination fixed minutes.

Voice and data revenue growth was partially offset by a continuing decline in traditional infrastructure and capacity leases provided to other incumbent operators.

(EUR million)	Year ended 31 December 2003	2004	Variance	Variance
Voice	603	626	3.8%	23
Data	2	4	92.0%	2
Capacity, infrastructure and others [1]	21	15	-27.8%	-6
Total revenue	**626**	**645**	**3.0%**	**19**

(1) Others include primarily revenues from telegraphy and telex.


Minutes transported by ICS (in billions)
02
3.96
1.90
03
3.78
2.61
04
3.70
3.25
fixed
mobile
0
2
4
6
8

(in billions of minutes)	Year ended 31 December 2003	2004	Variance
Total	**6.40**	**6.95**	**8.6%**
Total fixed	3.78	3.70	-2.3%
Total mobile	2.61	3.25	24.4%

Operating expenses before depreciation and amortization

Operating expenses before depreciation and amortization increased year-over-year by 7.4% (EUR 44 million). The evolution of operating expenses was mainly impacted by the reversal in 2003 of an impairment loss on rights of use from Global Crossing recorded in 2002 (EUR 9 million) and by the booking in 2004 of an impairment loss on net assets (EUR 20 million). The operating expense increase was also driven by higher charges to revenue, related to the growth of mobile destination volumes. This evolution was partially offset by savings in international network cost and by an increased control on customer debt.

Operating income before depreciation and amortization (EBITDA)

ICS operating income before depreciation and amortization decreased year-over-year by EUR 25 million, mainly impacted by one-time items (impairment loss related). Excluding the impact of those one-time items in both years, EBITDA of the segment increased by EUR 3 million.

EBITDA margin decreased from 4.4% in 2003 to 0.4%, impacted by impairment loss-related bookings.

Depreciation and amortization

The downward review of the useful life of submarine cables realized in June 2003 increased significantly the charge of depreciation and amortization for the year 2003 for assets that were at the end of their new estimated useful life.

Operating income (EBIT)

Operating income decreased by EUR 14 million, impacted by one-time items (impairment loss) and higher charges to revenue (related to volume growth). These effects are partially offset by savings in international network, customer debt related cost and lower depreciation and amortization. Excluding the impact of the reversal of impairment loss recorded in 2003 (EUR 9 million) and of the impairment loss recorded in 2004 (EUR 20 million), ICS operating income grew by EUR 14 million.

liquidity and capital resources

Cash flow

(EUR million)	2002	2003	2004
	As of 31 December		
Cash flow and capital expenditures			
Cash flows from operating activities	1,371	296	**1,899**
Capital expenditures	-566	-502	**-556**
Cash flows from other investing activities	1,276	17	**78**
Cash flow before financing activities or "Free cash flow"	**2,081**	**-189**	**1,421**
Cash flows used in financing activities	-1,560	-575	**-1,658**
Net increase/(decrease) of cash and cash equivalents	**521**	**-764**	**-237**

The cash generated by the Group's operations is the primary source of liquidity. Despite the additional funding of EUR 1,381 million of the pension fund for statutory employees before its transfer to the Belgian State that occurred late in December 2003, the Group's operations of the year 2003 generated a positive cash flow of EUR 296 million, compared to a positive cash flow of EUR 1,899 million for the year 2004. Excluding cash expenses for non-recurring items, the cash flow from operations has increased between 2003 and 2004 by more than EUR 200 million. This is mainly due to higher result from operations, to lower payments for pensions in 2004 not offset by increased social security contributions following the transfer of the pension obligation to the Belgian State late in December 2003 and to slightly decreased cash used to finance the working capital.

The cash flow used in investing activities remained comparable from 2003 (EUR 485 million) to 2004 (EUR 478 million) due to a higher level of capital expenditures for 2004 that is compensated by a higher level of cash received from disposals of buildings and equipments.

Financing activities generated a net cash outflow of EUR 1,658 million compared to EUR 575 million for the year 2003, due to a dividend payment to Vodafone of EUR 192 million in 2004 (no dividends were paid to Vodafone in 2003), to higher net outflows relating to the buy back of shares in 2004 (EUR 883 million) than in 2003 (EUR 325 million), to greater reimbursements of long term debts in 2004 (EUR 142 million) than in 2003 (EUR 61 million), and to purchases of investments in 2004 (EUR 43 million) instead of disposals of investments in 2003 (EUR 246 million).

The high level of cash used in investing and financing activities during 2004 has been financed to a large extent by the cash flows provided by operating activities (EUR 1,899 million) and to a lesser extent by a reduction of the cash and cash equivalents of the Group (EUR 237 million).

Capital expenditures

	Year ended 31 December					
	2002		2003		2004	
	(EUR million)	(%)	(EUR million)	(%)	(EUR million)	(%)
Fixed Line Services	367	65	336	67	**338**	**61**
Mobile Communications Services	165	29	149	30	**205**	**37**
International Carrier Services	34	6	17	3	**13**	**2**
Total	**566**	**100**	**502**	**100**	**556**	**100**

Fixed Line Services capital expenditures grew in 2004 by 1% to EUR 338 million. Investments as part of the Broadway initiative increased by EUR 51 million, reaching EUR 83 million, mainly offset by lower investments in the existing network as well as in business support functions.

Mobile Communications Services capital expenditures increased year-over-year by 38% at EUR 205 million, mainly due to network deployments (UMTS rollout) and investments in special projects (e.g., Vodafone live! and systems reengineering). Capital expenditures in the UMTS rollout represented EUR 51 million in 2004.

Capital expenditures inside International Carrier Services decreased year-over-year by EUR 4 million to EUR 13 million, due to lower investment in the international network.

Capital Resources

The Group finances its development primarily with cash flows from operations. The Group has a USD 1 billion Euro Medium Term Note program, under which EUR 30.7 million was outstanding as of 31 December 2004; a EUR 1 billion short-term Commercial Paper program; and a syndicated credit facility of EUR 750 million, both of which had no amounts outstanding as of 31 December 2004. Belgacom also has bilateral credit facilities with a group of banks, with an aggregate commitment of EUR 674 million as of 31 December 2004.

Access to international capital markets and its associated cost of funding depend in part on Belgacom's credit ratings. Belgacom maintains a regular dialog with the principal credit rating agencies which review Belgacom's ratings periodically. Standard & Poor's and Moody's Investors Services have rated Belgacom's long-term debt AA- and Aa3, respectively.

	Size of program	Principal amount outstanding as of 31 December 2004	% outstanding
Euro MTN Program	USD 1.0 billion	EUR 30.7 million [1]	4%
Short-term CP program	EUR 1.0 billion	None	None
Syndicated credit facility	EUR 750 million [2]	None	None
Bilateral credit facilities	EUR 674 million [3]	None	None

(1) Consists of a EUR 30.7 million bond due 2005.
(2) Consists of EUR 375 million in short-term credit facilities and EUR 375 million in long-term credit facilities.
(3) Consists of EUR 223 million in short-term credit facilities and EUR 451 million in long-term credit facilities.

On 25 February 2004, Belgacom entered into a EUR 750 million syndicated credit facility with a number of banks. The facility is equally split between a tranche with a maturity of 364 days and a tranche with a maturity of five years.

All of the Group's interest-bearing debt obligations contain negative pledge provisions that restrict the pledge of assets to secure future borrowings without granting a similar secured status to existing lenders.

financial report 2004



consolidated income statement
(year ended 31 December)

(EUR million, except per share amounts)	Note	2002	2003	2004
Net revenue	22	5,252	5,377	**5,415**
Other operating revenue	23	86	78	**125**
Non-recurring revenue	24	1,085	0	**0**
Total revenue		**6,422**	**5,454**	**5,540**
Costs of materials and charges to revenue	25	-1,353	-1,376	**-1,461**
Personnel expenses and pensions	26	-1,101	-1,046	**-993**
Other operating expenses	27	-863	-782	**-693**
Non-recurring expenses	28	-764	-897	**-41**
Total operating expenses before depreciation and amortization		**-4,081**	**-4,101**	**-3,187**
Operating income before depreciation and amortization		**2,341**	**1,353**	**2,353**
Depreciation and amortization	29	-859	-787	**-742**
Operating income		**1,482**	**566**	**1,611**
Finance revenue		69	64	**37**
Finance costs		-94	-91	**-64**
Net finance costs	30	**-25**	**-27**	**-27**
Loss from enterprises accounted for using the equity method	6	-12	-4	**-1**
Income before taxes and minority interests		**1,445**	**534**	**1,583**
Tax expense	8	-203	-208	**-508**
Minority interests	5	-99	-154	**-152**
Net income		**1,142**	**172**	**922**
Basic earnings per share (in EUR)	31	2.86	0.43	**2.57**
Diluted earnings per share (in EUR)	31	2.86	0.43	**2.57**
Weighted average number of ordinary shares		400,000,000	399,932,160	**358,612,854**
Weighted average number of ordinary shares for diluted earnings per share		400,000,000	399,932,160	**358,698,931**

consolidated balance sheet
(as of 31 December)

(EUR million)	Note	2002	2003	2004
ASSETS				
Non-current assets		**4,601**	**4,381**	**3,963**
Intangible assets	3	525	534	501
Property, plant and equipment	4	3,139	2,854	2,658
Enterprises accounted for under the equity method	6	31	27	26
Other participating interests	7	270	209	211
Deferred income tax assets	8	482	647	476
Pension asset	9	7	6	6
Other non-current assets	10	149	104	86
Current assets		**2,696**	**1,628**	**1,405**
Inventories		60	49	53
Trade receivables	11	947	873	844
Current income tax asset	8	1	35	50
Other current assets	12	77	67	52
Investments	13	286	42	81
Cash and cash equivalents	14	1,326	562	325
Total assets		**7,298**	**6,009**	**5,368**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Shareholders' equity	15	**2,978**	**2,548**	**2,223**
Issued capital		1,000	1,000	1,000
Treasury shares		0	-325	-271
Restricted reserve		100	100	100
Remeasurement to fair value		29	32	59
Stock compensation		0	0	2
Retained earnings		1,849	1,742	1,332
Minority interests	5	**293**	**446**	**407**
Non-current liabilities		**2,362**	**1,469**	**1,294**
Interest-bearing liabilities	16	547	371	303
Liability for pensions, other post-employment benefits and termination benefits	9	1,545	840	760
Provisions	17	209	210	191
Deferred income tax liabilities	8	43	46	38
Other non-current payables	18	18	3	2
Current liabilities		**1,665**	**1,545**	**1,445**
Interest-bearing liabilities	16	78	154	58
Trade payables		850	809	782
Income tax payable	8	150	198	224
Other current payables	19	588	384	381
Total liabilities and shareholders' equity		**7,298**	**6,009**	**5,368**

consolidated cash flow statement

(year ended 31 December)

(EUR million)	Note	2002	2003	2004
Cash flow from operating activities				
Net income		1,142	172	922
Adjustments for:				
• Minority interests		99	154	152
• Depreciation and amortization on intangible assets and property, plant and equipment	3, 4	859	787	742
• Increase/(decrease) of impairment on intangible assets and property, plant and equipment	3, 4	24	-5	20
• Increase of provisions		106	37	9
• Deferred tax expense/(income)	8	-113	-163	162
• Increase of impairment on participating interests		11	53	22
• Loss from investments accounted for using the equity method	6	12	4	1
• Fair value adjustments on financial instruments		14	1	7
• Gain on disposal of consolidated companies	5	-1,085	0	0
• Gain on disposal of property, plant and equipment		-9	-5	-37
• Other non-cash movements		0	-5	-13
Operating cash flow before working capital changes		**1,062**	**1,030**	**1,988**
Decrease/(increase) in inventories		21	11	-4
Decrease in trade receivables		46	76	29
Decrease/(increase) in current income tax assets		5	-35	-15
Decrease/(increase) in other current assets		-16	10	0
Decrease in trade payables		-35	-42	-28
Increase in income tax payables		38	48	26
Increase/(decrease) in other current payables		16	-62	11
Increase/(decrease) in net liability for pensions, other post-employment benefits and termination benefits	9	292	-705	-79
Decrease in other non-current payables and provisions		-58	-34	-30
(Increase)/decrease in working capital, net of acquisitions and disposals of subsidiaries		**310**	**-733**	**-88**
Net cash flow provided by operating activities [1]		**1,371**	**296**	**1,899**
Cash flow from investing activities				
Cash paid for acquisitions of intangible assets and property, plant and equipment	3, 4	-566	-502	-556
Cash paid for acquisitions of other participating interests		-9	0	0
Cash paid for consolidated companies, net of cash acquired		-12	-1	0
Dividends received from non-consolidated companies	30	0	0	15
Cash received from sales of consolidated companies, net of cash disposed of	5	1,111	0	0
Cash received from sales of intangible assets and property, plant and equipment		25	8	60
Cash received from other non-current assets		161	10	4
Net cash (used in)/provided by investing activities		**710**	**-485**	**-478**
Cash flow before financing activities		**2,081**	**-189**	**1,421**
Cash flow from financing activities				
Dividends paid to shareholders	32	-663	-440	-395
Dividends paid to minority interests	5	0	0	-192
Net acquisition of treasury shares		0	-325	-883
Sale/(purchase) of investments		-281	246	-43
Decrease of minority interests		-11	0	0
Repayment of long term debt		-597	-61	-142
Issuance/(repayment) of short term debt		-8	4	-3
Net cash used in financing activities		**-1,560**	**-575**	**-1,658**
Net increase/(decrease) of cash and cash equivalents		**521**	**-764**	**-237**
Cash and cash equivalents at 1 January		805	1,326	562
Cash and cash equivalents at 31 December	14	1,326	562	325

(1) Net cash flow from operating activities includes the following cash movements:

	2002	2003	2004
Interest paid	-66	-35	-34
Interest received	43	57	17
Income taxes paid	-274	-326	-239

consolidated statement of changes in shareholders' equity

(EUR million)	Issued capital	Treasury shares	Restricted reserve	Remeasu-rement to fair value	Stock Compen-sation	Retained Earnings	Share-holders' Equity
Balance at 31 December 2001	**1,000**	**0**	**100**	**0**	**0**	**1,530**	**2,630**
Result on revaluation of financial instruments on available-for-sale instruments - variations during the year	0	0	0	29	0	0	**29**
Equity changes not recognised in the income statement	0	0	0	29	0	0	**29**
Net income	0	0	0	0	0	1,142	**1,142**
Dividends to shareholders (relating to 2001)	0	0	0	0	0	-253	**-253**
Special dividends to shareholders (relating to 2002)	0	0	0	0	0	-570	**-570**
Balance at 31 December 2002	**1,000**	**0**	**100**	**29**	**0**	**1,849**	**2,978**
Result on revaluation of financial instruments on available-for-sale instruments - variations during the year	0	0	0	3	0	0	**3**
Equity changes not recognized in the income statement	0	0	0	3	0	0	**3**
Net income	0	0	0	0	0	172	**172**
Dividends to shareholders (relating to 2002)	0	0	0	0	0	-280	**-280**
Acquisition of treasury shares	0	-325	0	0	0	0	**-325**
Balance at 31 December 2003	**1,000**	**-325**	**100**	**32**	**0**	**1,742**	**2,548**
Result on revaluation of financial instruments on available-for-sale instruments - variations during the year	0	0	0	28	0	0	**28**
Equity changes not recognized in the income statement	0	0	0	28	0	0	**28**
Net income	0	0	0	0	0	922	**922**
Dividends to shareholders (relating to 2003)	0	0	0	0	0	-395	**-395**
Treasury shares							
• Price adjustment on treasury shares acquired in 2003	0	22	0	0	0	0	**22**
• Cancellation of treasury shares acquired in 2003	0	303	0	0	0	-303	**0**
• Acquisition of treasury shares	0	-950	0	0	0	0	**-950**
• Sale of treasury shares under a discounted share purchase plan	0	45	0	0	0	0	**45**
• Cancellation of treasury shares acquired in 2004	0	633	0	0	0	-633	**0**
Stock options							
• Stock options granted and accepted	0	0	0	0	5	0	**5**
• Deferred stock compensation	0	0	0	0	-5	0	**-5**
• Amortization deferred stock compensation	0	0	0	0	2	0	**2**
Balance at 31 December 2004	**1,000**	**-271**	**100**	**59**	**2**	**1,332**	**2,223**

notes to the consolidated financial statements

Note 1. Corporate information

The consolidated financial statements of Belgacom SA (hereafter "the Group") at 31 December 2004, 2003 and 2002 were approved by the Board of Directors on 24 February 2005.

Belgacom SA is a "Limited Liability Company of Public Law" registered in Belgium. The transformation of Belgacom SA from "Autonomous State Company" into a "Limited Liability Company of Public Law" was implemented by the Royal Decree of 16 December, 1994. Belgacom SA headquarters are located at Boulevard du Roi Albert II, 27 1030 Brussels, Belgium.

The main activities of the Group are: Fixed Line Services, Mobile Communications Services and International Carrier Services. Further information concerning the business segments is included under note 39.

The number of employees of the Group (in full time equivalents) amounted to 16,933 at 31 December 2004, 17,541 at 31 December 2003 and 19,003 at 31 December 2002.

Note 2. Significant accounting policies

Basis of preparation

Until 31 December 2002, the Group maintained its official accounting records and prepared its consolidated financial statements for statutory purposes in accordance with accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP"). In application of article 125 of the Company Code, the Group obtained on 27 November 2003 a formal authorization from the Belgian Minister of Economy to publish consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS").

The accompanying consolidated financial statements as of 31 December 2004 and for the year then ended have been prepared in accordance with applicable IFRS. In addition, the Group has early adopted IFRS 2 "Share-Based Payment" in 2004. The Group did not early adopt any other IASB standards or interpretations in 2004.

The accompanying consolidated financial statements as of 31 December 2002 and 2003 have been prepared in accordance with the IFRS applicable at the reporting date 31 December 2003, with a date of transition to IFRS of 1 January 2001. As a first-time adopter of IFRS in 2003, the Group elected to apply IFRS 1 "First-time adoption of IFRS", together with its exemption in respect of business combinations. Therefore, the Group did not apply IAS 22 "Business combinations" to business combinations that occurred prior to the transition date of 1 January 2001. The Group did not early adopt any other IASB standards or interpretations in 2002 and 2003.

The accompanying consolidated financial statements as of 31 December 2002 and for the year then ended differ from those previously issued under Belgian GAAP.

The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivatives and available-for-sale financial assets. The carrying values of assets and liabilities that are hedged with fair-value hedges are adjusted to record the change in the fair value attributable to the risks that are being hedged.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Belgacom SA and its subsidiaries and joint ventures as well as the Group's share of results in associates. Notes 5 and 6 list the Group's subsidiaries, joint ventures and associates.

Subsidiaries are those entities controlled by the Group. Control exists when Belgacom has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The investments in subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Inter-company balances and transactions, and resulting unrealized profits or losses between Group companies are eliminated in consolidation. When necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated financial statements are prepared using uniform accounting policies.

Companies that are jointly controlled (defined as those entities in which the Group has joint control through a contractual arrangement with one or more venturers entities) are included using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, expenses, incomes and cash-flow of joint ventures are combined on a line-by-line basis with similar items in the consolidated financial statements. The Group's proportionate share of the inter-company balance and transactions and resulting unrealized profits or losses between Group companies and jointly controlled entities are eliminated in consolidation.

Associated companies in which the Group has a significant influence, defined as an investee in which Belgacom has the power to participate in its financial and operating policy decisions (but not to control the investee), are accounted for using the equity method. Under that method, the investments held in associates are initially recorded at cost and the carrying amount is subsequently adjusted to recognize the Group's share in the profit or losses of the associate as from the date of acquisition. These investments and the equity share of results for the period are shown in the balance sheet and income statement as investments in enterprises accounted for under the equity method and share in the result of the enterprises accounted for using the equity method, respectively.

Subsidiaries are excluded from consolidation when the control is intended to be temporary because the subsidiary is acquired and held exclusively with a view of subsequent disposal in the near future or when it operates under severe long-term restrictions that impair its ability to transfer funds to the Group.

Use of estimates

The preparation of financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Estimates that have been made at each reporting date reflect conditions that existed at those dates (e.g. market prices, interest rates and foreign exchange rates). Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake, actual results may differ from those estimates.

Foreign currency translation

Foreign currency transactions

The reporting currency for the Group is the Euro. Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the balance sheet date using the closing rate at that date. Net exchange differences on the translation of monetary assets and liabilities are classified in "other operating expenses" in the income statement in the period in which they arise.

Foreign operations

The assets and liabilities of foreign subsidiaries and joint ventures operating under currencies other than the Euro (i.e., financial statements of the Points of Presence (hereafter the "POP's") in the UK, Sweden, Switzerland, the Asia-Pacific region and the USA) have been translated according to the monetary/non-monetary method since these entities are classified as foreign operations that are integral to the operations of the reporting enterprise. Monetary assets and liabilities are translated at the closing rate, non-monetary assets and liabilities are translated at the historical rate, while revenue and expenses are translated at the average rate. The resulting exchange differences are classified in "other operating expenses" in the income statement.

Intangible assets

Intangible assets consist primarily of the excess of consideration paid over the fair value of net assets acquired in business combinations (Goodwill), the Global System for Mobile communication ("GSM") license, the Universal Mobile Telecommunication System ("UMTS") license and other intangible assets which predominantly consist of internally or externally developed software.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. The residual value of intangible assets is assumed to be zero. Intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization commences when the intangible asset is ready for its intended use.

The Group capitalizes certain costs incurred in connection with developing or purchasing software for internal use when they meet the criteria set out in IAS 38. Capitalized software costs are included in internally generated and other intangible assets and are amortized over three to five years.

The useful life of the GSM and UMTS intangible assets has been determined based on the license terms.

The useful life of goodwill reflects the best estimate of the period during which future economic benefits are expected to flow to the Group.

The useful lives are assigned as follows:

	Useful life (years)
Goodwill	5 to 15
GSM/UMTS licenses	15 to 20
Other intangible assets and internally generated assets, including software	3 to 20

The amortization of intangible assets, including goodwill, is classified as depreciation and amortization in the income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses when they do not extend the life of the asset or do not significantly increase its capacity to generate revenue.

Depreciation of an asset commences when the asset is ready for its intended use. Depreciation is calculated using the straight-line method over the estimated useful life of the asset.

The useful lives are assigned as follows:

	Useful life (years)
Land and buildings	
• Land	indefinite
• Building and constructions	5 to 33
Technical and network equipment	
• Switches	3 to 10
• Cables and Operational support systems	4 to 20
• Transmission	4 to 10
• Equipment installed at client premises	2 to 5
• Equipment for data transfer business	3 to 5
• Mobile antennas	6
Furniture and vehicles	
• Furniture and office equipment	3 to 10
• Vehicles	5
Other tangible assets	3 to 33

Income from own capitalized costs related to network construction is reported in the income statement net of the corresponding operating expense.

Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the lease.

Fixed assets retired from active use and held for disposal are carried at their carrying amount at the date when the asset is retired from active use. At the end of the financial year, an impairment test is applied to these assets.

Borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews its assets regularly for any indication of impairment. When such indications exist, an impairment loss is recognized when the carrying value exceeds the estimated recoverable amount, being the higher of the asset's net selling price and its value in use for the Group. Impairment losses are recorded in operating expenses.

Deferred taxation

Deferred taxation is provided for all temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortization is not deductible for taxation purposes.

Deferred tax assets associated to deductible temporary differences and unused tax losses carried forward are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference or the unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Provision for taxation that could arise if undistributed retained profit of certain subsidiaries is remitted to the parent company, is only made where a decision has been taken to remit such retained profit, i. e., where the subsidiary intends to distribute a dividend.

Pensions, other post-employment benefits and termination benefits

The Group operates two defined benefit pension plans to which the contributions are made through separately managed funds. A third plan was settled in the course of 2003 (see note 9). The Group also agreed to provide additional post-employment benefits to certain employees. The cost of providing benefits under the plans is determined separately for each plan using the projected credit unit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized gains or losses for an individual plan at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at the beginning of the year. These gains and losses are recognized over the average remaining service life of the employees participating in the individual plan.

The Group has a legal obligation to provide child allowance payments to dependents of certain retirees, and operates several restructuring programs that involve termination benefits or other forms of additional compensation. The actuarial gains and losses on these liabilities are immediately recognized in the income statement.

Short-term and long-term employee benefits

The cost of all short-term and long-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognized during the period in which the employee renders the related service. The Group recognizes those costs only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate of the liability can be made.

Financial instruments

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

- for investments in quoted companies and mutual funds, the fair value is their quoted price;
- for investments in non-quoted companies, fair value is estimated by using different valuation techniques such as discounted future cash flow models and multiples methods, or by recent sales transactions on the shares of these non-quoted companies;
- for investments in non-quoted companies for which no fair value can be reliably determined, fair value is based on the historical acquisition cost, adjusted for impairment losses, if any;
- for other non-current financial assets (other than derivatives), the amortized cost is assumed to approximate fair value;
- for long term debts carrying a floating interest rate, the amortized cost is assumed to approximate fair value;
- for long term debts carrying a fixed interest rate, the fair value is determined based on the discounted future cash flows;
- for trade receivables, trade payables, other current assets and current liabilities, the carrying amounts reported in the balance sheet approximate their fair value considering their short maturity;
- for cash and cash equivalents, the carrying amounts reported in the balance sheet approximate their fair value considering their short maturity;
- for derivatives, fair values have been estimated by using different valuation techniques, in particular the discounting of future cash flows.

Criteria for initial recognition and for de-recognition of financial assets and liabilities

Financial instruments are initially recognized when the Group becomes party to the contractual terms of the instruments. "Regular way" purchases and sales of financial assets are accounted for at their settlement dates.

Financial assets (or a portion thereof) are de-recognized when the Group realizes the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. Financial liabilities (or a portion thereof) are de-recognized when the obligation specified in the contract is discharged, cancelled or expires.

Criteria for offsetting financial assets and liabilities

Where a legally enforceable right of offset exists for recognized financial assets and liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Other participating interests

Other participating interests are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. These interests are classified as available-for-sale financial assets in the balance sheet.

After initial recognition, other participating interests are carried at fair value, with recognition of the changes in fair value directly in equity, until the financial asset is sold, collected or otherwise disposed of, or until the asset is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses. Impairment losses are classified in financial expenses.

Other non-current financial assets

Other non-current financial assets include derivatives (see below), long-term interest-bearing receivables such as loans to joint ventures, personnel and cash guarantees and long-term investments such as notes and purchased bonds. Long-term receivables are accounted for as loans and receivables originated by the company and are carried at amortized cost. Long-term investments are classified as held-to-maturity and are carried at amortized cost. An impairment loss is recorded when the carrying amount is greater than the estimated recoverable amount, and is classified in financial expenses.

Trade receivables and other current assets

Trade receivables and other current assets are shown on the balance sheet at nominal value (generally, the original invoice amount) less the allowance for doubtful debts. Such allowance is recorded in operating result when it is probable that the company will not be able to collect all amounts due. Allowances are calculated on an individual basis, and on a portfolio basis for groups of receivables that are not individually identified as impaired.

Investments

Investments include shares, fixed income securities and deposits with a maturity greater than three months but less than one year.

Shares are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, shares are treated as available-for-sale, with re-measurement to fair value recorded directly in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses.

Fixed income securities are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, fixed income securities that are classified as available-for-sale, are measured at fair value, with gains and losses on remeasurement recognized in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gains or loss reported in equity is included in financial income or expense. Fixed income securities that are intended to be held-to-maturity are measured at amortized cost, using the effective interest rate method.

Deposits are considered as held-to-maturity and measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents include cash, current bank accounts and investments with an original maturity of less than three months.

Cash and cash equivalents are carried at nominal value when they are assets held with financial institutions, and at amortized cost in all other cases. An impairment loss is recorded in financial expense when the recoverable amount at the closing date is lower than the carrying amount.

Interest-bearing liabilities

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received, net of issuance costs associated with the borrowings.

After initial recognition, debts not hedged are measured at amortized cost, with amortization of discounts or premiums through the income statement.

Debts that are hedged with interest rate swaps (IRS), and interest rate and currency swaps (IRCS) (fair value hedges) are re-measured to the extent of the risk being hedged. The gain or loss attributable to the hedged risk resulting from re-measurement to fair value is recognized in financial income or expense.

Derivatives

The Group makes use of derivatives such as IRS, IRCS, forward foreign exchange contracts and currency options to reduce its risks associated with interest rate and foreign currency fluctuations on underlying assets, liabilities and anticipated transactions. The derivatives are carried at fair value under the captions other assets (non-current and current), interest-bearing liabilities (non-current and current) and other payables (non-current and current).

The Group uses IRS and IRCS to reduce its exposure to interest rate and foreign currency fluctuations on long-term debts. The interest coupons receivable and payable under the terms of these swaps are accrued over the period to which the coupon relates.

The table below summarizes the relationship between hedged items and hedging instruments:

Hedging instrument	Hedged item	Type of hedge relationship	Risk(s) being hedged
Interest rate and currency swap	Fixed rate debt in foreign currency	Fair value	Currency and interest rate risks
Interest rate swap	Fixed rate debt	Fair value	Interest rate risk

Most of these swaps are fair value hedges, so their revaluation matches the revaluation of the hedged items in the income statement.

Belgacom does not hold or issue derivative financial instruments for trading purposes but some of its derivative contracts do not meet the criteria set by IAS 39 to be considered as hedges and are therefore treated as derivatives held-for-trading, with changes in fair value recorded in the income statement.

Belgacom uses currency options and forward foreign exchange contracts to manage its foreign currency exposure arising from operational contracts. Nevertheless, since the matching between these instruments and the underlying exposure is not sufficiently effective, or the effectiveness cannot be easily demonstrated, these instruments are not accounted for as hedges and are consequently carried at fair value, with changes in fair value posted to the income statement.

Some debts issued by Belgacom include embedded derivatives. Such derivatives are separated from their host contract and carried at market value with changes in fair value posted to the income statement. These debts are hedged by derivatives neutralising the effect of the embedded derivatives.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Leases

Leases where the lessor retains substantially all the risks and the benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account the available evidence, it is more likely than not that a present obligation exists at the balance sheet date.

Certain assets and improvements that are situated on property owned by third parties must eventually be dismantled, and the property must be restored to its original condition. The estimated costs associated with dismantling and restorations are recorded under property, plant and equipment and depreciated over the life of the asset. The total estimated cost required for dismantling and restoration, discounted to its present value, is recorded under provisions.

Share based payments

The fair value of share options issued under the Group's Employee Stock Option Plan is determined at grant date taking into account the terms and conditions upon which the options are granted, and by using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of the share options is recognized in personnel expenses over their vesting period.

Revenue and operating expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Specific revenue streams and related recognition criteria are as follows:

- Revenue from wireline, carrier and mobile traffic is recognized on usage.
- Revenue from connection fees and installation fees is recognized in income at the time of connection or installation.
- Revenue from sales of communication equipment is recognized upon delivery to the customer.
- Revenues relating to the monthly rent or access fees, which are applicable to wireline and mobile revenues are recognized in the period in which the services are provided.
- Subscription fees are recognized as revenue over the subscription period on a pro-rata basis.
- Prepaid revenue such as revenue from prepaid fixed and mobile phone cards is deferred and recognized based on usage of the cards.

The Group's consolidated income statement presents operating expenses by nature. Operating expenses are reported net of work performed by the enterprise that is capitalized.

The costs of materials and charges to revenues include the costs for purchases of materials and services directly related to revenue.

Costs for commissions to dealers, advertising costs and other marketing costs are expensed as incurred.

Non-recurring revenues and operating expenses include gains or losses on the disposal of consolidated companies exceeding individually EUR 5 million in a particular year, restructuring costs and the transfer (in 2003) of the pension liability in respect of statutory personnel towards the Belgian State.

Note 3. Intangible assets

(EUR million)	Goodwill	GSM and UMTS licenses	Internally generated assets	Other intangible assets	Total
As of 1 January 2002 net of accumulated amortization and impairment	**71**	**450**	**60**	**192**	**773**
Additions	9	0	44	58	**111**
Disposal of subsidiary	-23	-176	0	-23	**-222**
Reclassifications	0	0	2	-7	**-4**
Impairment charge	0	0	0	-3	**-3**
Amortization charge for the year	-9	-16	-47	-57	**-129**
As of 31 December 2002 net of accumulated amortization and impairment	**47**	**258**	**59**	**161**	**525**
Additions	2	0	63	43	**108**
Acquisition of subsidiary	0	0	0	3	**3**
Reclassifications	0	0	11	-6	**5**
Impairment charge	-3	0	0	0	**-3**
Amortization charge for the year	-9	-15	-18	-63	**-104**
As of 31 December 2003 net of accumulated amortization and impairment	**38**	**243**	**115**	**138**	**534**
Additions	0	0	53	56	**109**
Reclassifications	0	0	-51	60	**10**
Impairment charge	0	0	0	-5	**-5**
Amortization charge for the year	-8	-20	-21	-98	**-147**
As of 31 December 2004 net of accumulated amortization and impairment	**30**	**223**	**96**	**151**	**501**

(EUR million)	Goodwill	GSM and UMTS licenses	Internally generated assets	Other intangible assets	Total
As of 1 January 2002					
Cost	145	563	190	355	**1,253**
Accumulated amortization and impairment	-74	-113	-130	-163	**-481**
Net carrying amount	**71**	**450**	**60**	**192**	**773**
As of 31 December 2002					
Cost	112	377	236	345	**1,070**
Accumulated amortization and impairment	-65	-118	-177	-185	**-545**
Net carrying amount	**47**	**258**	**59**	**161**	**525**
As of 31 December 2003					
Cost	114	377	275	384	**1,150**
Accumulated amortization and impairment	-76	-133	-160	-247	**-617**
Net carrying amount	**38**	**243**	**115**	**138**	**534**
As of 31 December 2004					
Cost	109	377	240	538	**1,264**
Accumulated amortization and impairment	-78	-154	-144	-387	**-763**
Net carrying amount	**30**	**223**	**96**	**151**	**501**

The license fees relate to the Global System for Mobile communication ("GSM") and Universal Mobile Telecommunication System ("UMTS"):

- In 1994, the Group acquired a GSM license in Belgium for an amount of EUR 226 million. Amortization started in 1995 over the useful life of the license (15 years).
- In March 2001, the Group acquired a UMTS license in Belgium for an amount of EUR 150 million. Amortization has started in June 2004 over the useful life of the license, that is scheduled to end in 2020.

The decrease of the GSM and UMTS licenses in 2002 results from the sale of Ben Nederland Group.

Other intangible assets mainly include purchased software and rights of use for cables.

All the acquisitions of the three years presented have been realized in Belgium.

Note 4. Property, plant and equipment

(EUR million)	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
As of 1 January 2002 net of accumulated depreciation and impairment	**763**	**2,559**	**58**	**154**	**125**	**3,658**
Additions	30	321	20	13	81	**465**
Disposals	-6	0	0	-9	0	**-16**
Disposal of subsidiary	-2	-117	-3	-44	-55	**-221**
Reclassifications	-61	108	1	43	-87	**4**
Impairment	0	-21	0	0	0	**-21**
Depreciation charge for the year	-46	-625	-29	-30	0	**-731**
As of 31 December 2002 net of accumulated depreciation and impairment	**678**	**2,225**	**46**	**126**	**64**	**3,139**
Additions	13	217	16	29	121	**397**
Acquisition of subsidiary	0	0	0	0	0	**1**
Disposals	-1	0	0	-1	0	**-2**
Reclassifications	0	122	0	9	-135	**-5**
Impairment	0	8	0	0	0	**8**
Depreciation charge for the year	-51	-586	-21	-25	0	**-683**
As of 31 December 2003 net of accumulated depreciation and impairment	**640**	**1,988**	**41**	**137**	**50**	**2,854**
Additions	16	241	12	13	164	**447**
Disposals	-19	-1	0	-4	0	**-24**
Reclassifications	0	95	0	7	-111	**-10**
Impairment	0	-15	0	0	0	**-15**
Depreciation charge for the year	-40	-511	-19	-26	0	**-595**
As of 31 December 2004 net of accumulated depreciation and impairment	**596**	**1,797**	**35**	**128**	**102**	**2,658**

(EUR million)	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
As of 1 January 2002						
Cost	1,524	9,355	206	248	125	11,458
Accumulated depreciation and impairment	-761	-6,797	-148	-94	0	-7,800
Net carrying amount	**763**	**2,559**	**58**	**154**	**125**	3,658
As of 31 December 2002						
Cost	825	8,809	177	226	64	10,101
Accumulated depreciation and impairment	-147	-6,584	-131	-100	0	-6,962
Net carrying amount	**678**	**2,225**	**46**	**126**	**64**	3,139
As of 31 December 2003						
Cost	825	8,726	179	256	50	10,036
Accumulated depreciation and impairment	-185	-6,739	-139	-120	0	-7,182
Net carrying amount	**640**	**1,988**	**41**	**137**	**50**	2,854
As of 31 December 2004						
Cost	775	8,722	152	259	102	10,011
Accumulated depreciation and impairment	-179	-6,925	-117	-132	0	-7,353
Net carrying amount	**596**	**1,797**	**35**	**128**	**102**	2,658

Following the unfavourable evolution of the results of the International Carrier Services segment, an impairment loss was recorded in the first half-year of 2004 on the segment's intangible assets and technical and network equipment for an amount of EUR 5 million (see note 3) and EUR 15 million respectively.

All the acquisitions of the three years presented have been realized in Belgium.

During the period from 1996 through 2001, the Group entered into several cross-border lease arrangements of technical and network equipment (see note 35). Such arrangements are still operational.

Note 5. Investments in subsidiaries and joint ventures

Note 5.1. Investments in subsidiaries

The consolidated financial statements include the financial statements of Belgacom SA and the subsidiaries listed in the following table.

Name	Country of incorporation	Group's participating interests 2002	2003	2004
Belgacom Mobile SA	Belgium	75%	75%	**75%**
Belgacom Directory Services SA	Belgium	100%	100%	**100%**
Belgacom Finance SA	Luxemburg	100%	100%	**100%**
Belgacom Services SA	Belgium	100%	100%	**100%**
Finbel Re SA	Luxemburg	100%	100%	**100%**
Connectimmo SA	Belgium	100%	100%	**100%**
Expercom SA	Belgium	100%	100%	**100%**
Citius Belgium SA	Belgium	100%	100%	**100%**
Digital Age Design SA	Belgium	85%	85%	**85%**
Belgacom Skynet SA	Belgium	100%	100%	**100%**
ThePush SA	Belgium	100%	100%	**-**
WIN SA	Belgium	100%	100%	**100%**
Streamcase SA	Belgium	-	100%	**100%**
Belgacom Invest SARL	Luxemburg	-	100%	**100%**
Infosources SA and subsidiaries (1)	(2)	100%	100%	**100%**
Belgacom International Carrier Services SA	Belgium	-	-	**100%**
Belgacom Deutschland G.m.b.H.	Germany	100%	100%	**100%**
Belgacom UK Ltd	United Kingdom	100%	100%	**100%**
Belgacom Nederland B.V.	The Netherlands	100%	100%	**100%**
Belgacom Incorporated	United States	100%	100%	**100%**
Belgacom Asia PTE Ltd	Singapore	100%	100%	**100%**
Belgacom Portugal SA	Portugal	100%	100%	**100%**
Belgacom Italia Srl	Italy	100%	100%	**100%**
Belgacom Spain SL	Spain	100%	100%	**100%**
Belgacom Switzerland AG	Switzerland	100%	100%	**100%**
Belgacom Austria G.m.b.H.	Austria	100%	100%	**100%**
Belgacom Sweden AB	Sweden	100%	100%	**100%**
Belgacom Japan KK	Japan	100%	100%	**100%**
Belgacom China Ltd	China	100%	100%	**100%**
Belgacom Presence SA	France	100%	100%	**100%**

(1) Hereafter "Group Infosources".
(2) Belgium, France, Germany and Switzerland.

On 30 September 2002, the vast majority of the Group's real estate was contributed to Connectimmo SA, a wholly owned real estate subsidiary offering its services to companies of the Group. The spin-off did not result in a cash flow.

Minority interests include primarily the share of the minority shareholder Vodafone BV in the equity, net income and dividend payments of Belgacom Mobile SA.

Note 5.2. Investments in joint ventures

The Group has a joint venture interest in the following companies.

Name	Country of incorporation	Group's participating interests 2002	2003	2004
Eduline SA	Belgium	50%	50%	-
Certipost SA	Belgium	-	50%	50%
Aditel SA	Belgium	-	50%	-
Aditel BV	The Netherlands	-	50%	50%

The Group's share of the assets, liabilities, revenues and expenses of these joint venture interests is not material to the consolidated financial statements.

Note 5.3. Acquisitions of subsidiaries and joint ventures

No significant acquisitions of subsidiaries or joint ventures occurred in the three years presented.

Note 5.4. Disposals of subsidiaries or joint ventures and decreases in participating interests

The following disposals of subsidiaries and decreases of participating interests occurred during 2002:

- The Group divested its interest in Ben Nederland Group on 25 September 2002 (see note 24).
- The Group's investment in Alert Services Holding and subsidiaries was diluted from 95% to 28% due to a capital increase by Securitas Direct International (hereafter "SDI") in Alert Services Holding in February 2002. The dilution resulted in a gain of EUR 9 million that is recognized in the income statement in non-recurring revenue (see note 24). Because the Group no longer holds control in these entities but continues to exercise significant influence, the consolidation method was switched from full consolidation to equity method in February 2002. In connection with the agreement concluded in 2001 with SDI, the Group acquired put options with SDI for the remaining 28% stake held in Alert Services Holding and subsidiaries. The fair value of the option is recorded under other non-current assets for an amount of EUR 13 million at 31 December 2004 (see note 10).
- On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in "neuf telecom SA" (previously named "LD Com"), an unlisted French telecommunications provider. This transaction resulted in a non-recurring gain of EUR 104 million (see note 24). The investment in "neuf telecom SA" was initially recognized at cost in March 2002.

A summary of the assets and liabilities disposed of during the year 2002 is as follows:

(EUR million)	Total
Non-current assets disposed of	436
Current assets disposed of, excluding cash and cash equivalents	90
Cash and cash equivalents disposed of	62
Non-current liabilities disposed of	-4
Current liabilities disposed of	-276
Net assets disposed of	**309**
Consideration received	**1,393**
Gain on disposal	**1,085**

The net cash inflow on disposal is as follows:

(EUR million)	Total
Cash received	1,173
Cash and cash equivalents disposed of with the subsidiaries	-62
Net cash inflow	**1,111**

Ben Nederland Group contributed a loss of EUR 14 million to the Group accounts for the period 1 January 2002 through 31 March 2002. Belgacom France contributed a loss of EUR 6 million from 1 January 2002 through 22 March 2002.

No significant disposals of subsidiaries or joint ventures or decreases of participating interests occurred in 2003 and in 2004.

Note 6. Enterprises accounted for under the equity method

The investments in enterprises accounted for under the equity method are summarized as follows:

(EUR million - as of 31 December)	2002	2003	2004
Tritone Telecom BV	0	0	0
Alert Services Holding and subsidiaries [1]	31	27	26
Total	**31**	**27**	**26**

(1) Companies of Alert Services Holding and subsidiaries are incorporated in Belgium, the Netherlands and France.

Loss from these enterprises accounted for using the equity method is summarized as follows:

(EUR million - year ended 31 December)	2002	2003	2004
Tritone Telecom BV	-3	-	-
Alert Services Holding and subsidiaries	-2	-4	-1
Other	-6	-	-
Total	**-12**	**-4**	**-1**

Note 7. Other participating interests

(EUR million - as of 31 December)	2002	2003	2004
neuf telecom SA	*187*	*140*	*120*
Other unlisted shares	*81*	*68*	*91*
Unlisted shares	269	208	211
Listed shares	1	1	-
Total	**270**	**209**	**211**

On 22 March 2002, the Group sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in the company "neuf telecom SA", an unlisted French telecommunications provider (see note 5.4.).

Other unlisted shares include primarily interests in companies in the satellite industry.

In 2003, the Group recorded an impairment loss on its participating interest in "neuf telecom SA" for an amount of EUR 47 million. In 2004, the recoverable amount further decreased taking into account the evolution of the EBITDA and sales multiples, the updated business metrics (including cash flow analysis using a discount rate of 11%) and other publicly available information. Based on these elements, the range of values between EUR 120 million and EUR 160 million determined in 2003 was further reduced to a range between EUR 110 and 130 million in 2004. As a result, an additional impairment loss of EUR 20 million was recorded in 2004.

Impairment losses on unlisted shares other than "neuf telecom SA" amounted to EUR 10 million in 2002 and EUR 8 million in 2003. All these impairment losses are recorded as financial expenses (see note 30).

Remeasurement to fair value of some other participating interests resulted in increases of their carrying amount for EUR 28 million in 2002, EUR 2 million in 2003 and EUR 25 million in 2004. These amounts were recorded directly in equity.

Note 8. Income taxes

Gross deferred income tax assets/(liabilities) relate to the following:

(EUR million - as of 31 December)	2002	2003	2004
Deferred income tax liabilities			
Accelerated depreciation for tax purposes	-90	-39	-30
Remeasurement of financial instruments to fair value	0	-1	-1
Deferred taxation on sales of property, plant and equipment	-73	0	-6
Other	-12	-24	-25
Gross deferred income tax liabilities	**-175**	**-64**	**-63**
Remeasurement of financial instruments to fair value	7	7	9
Post-employment and termination benefits	220	14	23
Tax losses carried forward	301	553	380
Capital losses on investments in subsidiaries	64	69	69
Other	21	23	20
Gross deferred income tax assets	**613**	**665**	**501**

Net deferred income tax assets/(liabilities), when grouped per taxable entity, are as follows:

(EUR million - as of 31 December)	2002	2003	2004
Net deferred income tax liability	-43	-46	-38
Net deferred income tax asset	482	647	476

The Group has tax losses carried forward arising in Belgium that are available indefinitely to offset future taxable profits of the companies in which these losses arose.

At 31 December 2004, Belgacom SA's accumulated tax losses amount to EUR 1,227 million amongst others as a result of the non-recurring expenses related to the BeST restructuring program launched in 2002 and the non-recurring expenses related to the transfer of the pension obligations for statutory employees in 2003. Based on the current business plan of Belgacom SA, future taxable profit will be available against which the tax losses can be further utilized.

As a result of the sale of its French ISP activities in 2001, the parent company Belgacom SA will have the opportunity to deduct the capital losses on the Infosources investment from its future profits. A deferred tax asset of EUR 69 million has consequently been recorded because it is probable that the deferred tax asset will be realized in the foreseeable future.

Deferred tax assets have not been recognized in respect of the losses of subsidiaries that have been loss-making for several years. At 31 December 2004, an amount of EUR 43 million of cumulative tax losses carried forward and tax credits is available for such Belgian companies.

Belgacom's share in the undistributed retained profit of subsidiaries amounts to EUR 1,610 million at 31 December 2004 and is taxable at an effective tax rate of 1.7% upon remittance to the parent company. At 31 December 2004, a deferred tax liability is recorded on EUR 691 million of those undistributed earnings since these are intended to be distributed in the foreseeable future.

In the income statement, deferred tax income/(expense) relate to the following:

(EUR million - year ended 31 December)	2002	2003	2004
Relating to deferred income tax liabilities			
Accelerated depreciation for tax purposes	7	51	8
Deferred taxation on sales of property, plant and equipment	-38	73	-6
Other	-2	-12	-1
Relating to deferred income tax assets			
Remeasurement of financial instruments to fair value	5	1	2
Post-employment and termination benefits	-152	-206	10
Tax losses carried forward	301	251	-173
Capital losses on investments in subsidiaries	-5	5	0
Other	-2	1	-3
Deferred tax income/(expense) of the year	**113**	**163**	**-162**

The consolidated income statement includes the following tax expense:

(EUR million - year ended 31 December)	2002	2003	2004
Current income tax			
Current income tax expense	-316	-369	-346
Adjustments in respect of current income tax of previous periods	0	-3	1
Deferred income tax			
Income/(expense) resulting from changes in temporary differences	195	163	-162
Expense resulting from a reduction in income tax rates	-82	0	0
Total deferred tax income/(expense)	113	163	-162
Income tax expense reported in consolidated income statement	**-203**	**-208**	**-508**

The current income tax rate applicable to the entities incorporated in Belgium was reduced from 40.17% to 33.99% in 2002, with effect from 1 January 2003 onwards. Since the reduced tax rate was enacted at 31 December 2002, the resulting deferred tax charge of EUR 82 million was recorded in 2002.

The reconciliation of income tax expense applicable to income before taxes and minority interests at the statutory income tax rate to income tax expense at the group's effective income tax rate for the years ended 31 December is as follows:

(EUR million - year ended 31 December)	2002	2003	2004
Income before taxes and minority interests	**1,445**	**534**	**1,583**
At Belgian statutory income tax rate of 40.17%	580	0	0
At Belgian statutory income tax rate of 33.99%	0	182	538
Effect of reduction in income tax rates on closing balance of deferred income tax	82	0	0
Income tax consequences of disposal of subsidiaries	-437	0	0
Income tax consequences of capital losses on investments in subsidiaries	-6	-19	0
Non-taxable income from subsidiaries	-56	-45	-51
Non-deductible expenditures for income tax purposes	42	75	26
Other	-1	17	-6
Income tax expense	**203**	**208**	**508**
Effective income tax rate (in %)	**14.08**	**38.98**	**32.09**

In 2002, the income tax consequences of the disposal of subsidiaries mainly relate to the gain on the sale of Ben Nederland Group shares and on the sale of Belgacom France shares.

The non-taxable income from subsidiaries primarily relates to the income of Belgacom Services, which is subject to a tax regime that is not based on taxable income.

Non-deductible expenditures for income tax purposes primarily relate to unrecognized tax losses carried forward, goodwill amortization and various expenses that are disallowed for tax purposes.

Other adjustments of the year 2003 mainly include deferred tax liabilities recognized on undistributed profits of subsidiaries.

Note 9.
Assets and liabilities for pensions, other post-employment benefits and termination benefits

The Group has six plans that are summarized below and detailed by plan:

(EUR million - as of 31 December)	2002	2003	2004
Defined benefit pension for statutory employees of Belgacom SA (Pension fund I - until 2002) and BeST and PTS termination benefits	1,368	665	546
Termination benefits and additional compensation for temporary leaves in respect of external mobility offer	0	0	34
Complementary defined benefit plan for Belgacom SA and some subsidiaries (Pension fund II)	2	3	8
Post-employment benefits other than pensions	156	153	155
Liability for child allowance benefits	18	18	17
Net liability recognized in the balance sheet	**1,545**	**840**	**760**
Complementary defined benefit plan for Belgacom Mobile SA (Pension fund III)	7	6	5
Net asset recognized in the balance sheet	**7**	**6**	**5**

The calculation of the net liability is based on the assumptions established at the balance sheet date. The assumptions for the various plans have been determined based on both macro-economic factors and the specific terms of each plan relating to the duration and the beneficiary population, in order to apply the most relevant measure of estimated outflow of resources.

A. Pensions and termination benefits for statutory employees of Belgacom SA

Until 22 December 2003, pensions for statutory employees (i.e. legacy civil servants) of Belgacom SA were not covered by the Belgian social security system but by a non-contributory defined benefit pension plan organized by the Group itself. This plan provides a benefit based on years of service and on the employees' average income over a specified period. The defined benefit obligation of the statutory pension plan furthermore includes the liability for termination benefits in respect of the restructuring programs People, Teams and Skills ("PTS") and Belgacom e-Strategic Transformation ("BeST").

As a result of an agreement signed on 2 October 2003 between the Company and its shareholders at that time (the Belgian State and ADSB Telecommunications B.V.) (hereafter "the Protocol Agreement"), the Belgian State issued the law of 11 December 2003 and related royal decrees that regulated the transfer of Belgacom's pension liability in respect of statutory employees towards the Belgian State prior to 31 December 2003. In this respect, Belgacom paid on 22 December 2003 an extra-contribution of EUR 1,381 million to the pension fund to fully fund the pension liability up to the maximum liability amount of EUR 5,000 million stipulated in the law. This payment released Belgacom from its existing pension obligations, and consequently the Company recorded in December 2003 the settlement of the defined benefit pension plan. The related settlement loss of EUR 897 million is disclosed as a non-recurring expense in the income statement.

Articles 9 and 10 of the law of 11 December 2003 furthermore state that, starting 1 January 2004, Belgacom pays higher employer social security contributions in respect of pensions.

The liability for termination benefits in respect of the restructuring programs BeST and PTS that historically was incorporated in the liability of the defined benefit pension plan is not transferred to the Belgian State. After the transfer of the pension obligations, the population and characteristics of this remaining liability are substantially different from those prevailing before the transfer of the defined benefit pension plan. Therefore, the actuarial assumptions for the remaining liability were modified at 31 December 2003 and the related expenses are reported as part of the settlement loss of EUR 897 million. Any subsequent remeasurement of the remaining liability is recognized immediately in the income statement.

The PTS restructuring program was implemented in the years 1997 and 1998. This program consisted of a voluntary early retirement program offered to 6,290 employees. The voluntary early retirement program was accepted by 98% of those offered this early leave. Under the terms of the plan, the Group will pay bridge pension amounts until the year 2007.

During the first quarter of 2002, Belgacom SA implemented the BeST restructuring program. The program offered all statutory employees aged 50 years and older, and having 20 or more service years in the company, the option to voluntarily early leave the company in return for a guaranteed monthly payment of a percentage of their base salary. The program allows the employees to receive full pension benefits and provides them with additional years of service towards their pension benefits. The BeST program resulted in an increase in 2002 of the defined benefit obligation via non-recurring costs (see note 28) of EUR 754 million specified as follows:

- cost of EUR 712 million for special termination benefits representing the cost of the departure premiums, the salary continuation and additional service cost until pension, and
- curtailment losses of EUR 42 million resulting from the effective pensioning date moving forward from the age of 62 years to 60 years.

Under the terms of the plan, the Group will pay guaranteed salary allowances until the year 2012. The number of employees that accepted the offer was 4,157.

The BeST and PTS programs also involved substantial expenses for training and job conversion for other employees. These expenses are recorded as a period cost when they occur.

The funded status of the plan for pensions and BeST and PTS termination benefits is as follows:

(EUR million - as of 31 December)	2002	2003	2004
Defined Benefit Obligation	5,228	671	**546**
Plan assets at fair value	-3,320	-6	**0**
Benefit obligation in excess of plan assets	1,908	665	**546**
Unrecognized actuarial loss	-540	0	**0**
Net liability recognized in the balance sheet	**1,368**	**665**	**546**

The components of the expense recognized in the income statement are as follows:

(EUR million - year ended 31 December)	2002	2003	2004
Current service cost - employer	45	23	**0**
Interest cost	320	329	**22**
Expected income on plan assets	-264	-266	**0**
Actuarial loss recognized	0	12	**4**
Past service cost recognized	0	2	**0**
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	100	100	**26**
Special termination benefits	699	0	**0**
Curtailment/settlement loss	40	897	**0**
Expense recognized in the income statement	**839**	**997**	**26**

The movement in the net liability recognized in the balance sheet is as follows:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	1,095	1,368	665
Expense for the period	839	997	26
Actual employer contribution	-566	-1,700	-145
At the end of the year	**1,368**	**665**	**546**

Change in plan assets:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	3,305	3,320	**6**
Actual gain/(loss) on plan assets	-255	302	**0**
Actual employer contribution	566	1,700	**145**
Employee contribution	5	29	**0**
Settlements	0	-5,000	**0**
Distributions to beneficiaries	-301	-346	**-151**
At the end of the year	**3,320**	**6**	**0**

Change in the defined benefit obligation:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	4,426	5,228	**671**
Service cost	45	23	**0**
Interest cost	320	329	**22**
Actuarial loss recognized	0	405	**4**
Past service cost recognized	0	2	**0**
Special termination benefits	739	0	**0**
Settlements	0	-5,000	**0**
Distributions to beneficiaries	-301	-346	**-151**
Employee contribution	5	29	**0**
Actuarial gain	-6	0	**0**
At the end of the year	**5,228**	**671**	**546**

The liability for pensions and BeST and PTS termination benefits was determined using the following assumptions:

(in % - as of 31 December)	2002	2003	2004
Discount rate	6.50	3.70	**3.70**
Expected rate of return on plan assets	8.00	-	**-**
Future price inflation	2.30	1.40	**1.40**
Real future baremic salary increase	1.25	-	**-**
Pension increase	0.48	0.48	**0.48**

As from 31 December 2003 onwards, no assumption is determined for the return on plan assets because no plan assets are accumulated for the BeST and PTS termination benefits.

B. Termination benefits and additional compensation for temporary leaves in respect of external mobility offer

In 2004, the Group implemented an external mobility offer whereby statutory employees can voluntarily apply for permanent or temporary outplacement to the e-ID cards and emergency call centre projects of the Ministry of Internal Affairs. At 31 December 2004, 507 people that applied for the outplacement jobs, have been assigned to both projects.

As a result, the Group incurred in 2004 termination benefits and additional compensation costs for temporary leave for an amount of EUR 41 million. These restructuring expenses are classified as non-recurring expenses in the income statement (see note 28).
Any remeasurement of the liability is recognized immediately in the income statement. No plan assets are accumulated for such benefits.

The funded status of these benefits is as follows:

(EUR million - as of 31 December)	2002	2003	2004
Defined Benefit Obligation	0	0	34
Plan assets at fair value	0	0	0
Net liability recognized in the balance sheet	**0**	**0**	**34**

Change in the defined benefit obligation:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	0	0	0
Expense during the year	0	0	41
Distributions to beneficiaries	0	0	-7
At the end of the year	**0**	**0**	**34**

The liability for termination benefits and additional compensation was determined using the following assumptions:

(in % - as of 31 December)	2002	2003	2004
Discount rate	-	-	2.69
Inflation	-	-	1.33

C. Complementary pension plan of Belgacom SA and some subsidiaries

The Group set up a complementary defined benefit pension plan in 1997 for management that provides pension benefits for services as of 1 January 1997. The related separately administrated pension fund was created in 1998.

The funded status of the pension plan is as follows:

(EUR million - as of 31 December)	2002	2003	2004
Defined Benefit Obligation	26	32	47
Plan assets at fair value	-21	-29	-36
Benefit obligation in excess of plan assets	5	3	11
Unrecognized actuarial loss	-3	-1	-3
Net liability recognized in the balance sheet	**2**	**3**	**8**

The components of the expense recognized in the income statement are as follows:

(EUR million - year ended 31 December)	2002	2003	2004
Current service cost - employer	7	6	12
Interest cost	1	2	2
Expected income on plan assets	-2	-2	-3
Past service cost recognized	0	0	1
Expense recognized in the income statement	**6**	**6**	**11**

The movement in the net liability recognized in the balance sheet is:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	2	2	3
Expense for the period	6	6	11
Actual employer contribution	-6	-6	-6
At the end of the year	**2**	**3**	**8**

Change in plan assets:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	19	21	29
Actual gain/(loss) on plan assets	-3	2	3
Actual employer contribution	6	6	6
Benefits payments and expenses	-1	0	-1
At the end of the year	**21**	**29**	**36**

Change in the defined benefit obligation:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	22	26	32
Service cost	7	6	12
Interest cost	1	2	2
Plan amendments	0	0	1
Benefits payments and expenses	-1	0	-1
Actuarial loss/(gain)	-4	-2	2
At the end of the year	**26**	**32**	**47**

The pension liability was determined using the following assumptions:

(in % - as of 31 December)	2002	2003	2004
Discount rate	6.50	6.10	6.10
Expected rate of return on plan assets	8.00	8.00	8.00
Future price inflation	2.30	2.30	2.30
Real future salary increase	2.50	2.50	2.50
Real future baremic salary increase	1.95	1.95	1.95

D. Complementary pension plan of Belgacom Mobile

Belgacom Mobile, a subsidiary of Belgacom, has a complementary defined benefit pension plan for its employees. The related separately administered fund was created in 2001.

The funded status of the pension plan is as follows:

(EUR million - as of 31 December)	2002	2003	2004
Defined Benefit Obligation	-21	-29	-35
Plan assets at fair value	18	24	31
Benefit obligation in excess of plan assets	-2	-4	-4
Unrecognized actuarial loss	9	10	9
Net asset recognized in the balance sheet	**7**	**6**	**5**

The components of the expense recognized in the income statement are as follows:

(EUR million - year ended 31 December)	2002	2003	2004
Current service cost - employer	4	4	5
Interest cost	1	1	2
Expected income on plan assets	-2	-2	-2
Expense recognized in the income statement	**3**	**5**	**5**

The movement in the net asset recognized in the balance sheet is as follows:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	6	7	6
Expense for the period	-3	-5	-5
Actual employer contribution	4	4	5
At the end of the year	**7**	**6**	**5**

Change in plan assets:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	19	18	24
Actual gain/(loss) on plan assets	-5	2	2
Actual employer contribution	4	4	5
At the end of the year	**18**	**24**	**31**

Change in the defined benefit obligation:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	15	21	29
Service cost	4	4	5
Interest cost	1	1	2
Benefits payments and expenses	0	0	0
Actuarial loss/(gain)	1	2	-1
At the end of the year	**21**	**29**	**35**

The pension liability was determined using the following assumptions:

(in % - as of 31 December)	2002	2003	2004
Discount rate	6.50	6.10	6.10
Expected rate of return on plan assets	8.00	8.00	8.00
Future price inflation	2.30	2.30	2.30
Real future salary increase	3.00	3.00	3.00

E. Post-employment benefits other than pensions

Historically, the Group grants to its retirees post-employment benefits other than pensions in the form of train ticket discounts, hospitalization insurance, reimbursement of medical expenses and a socio-cultural aid premium. All post-employment benefits other than pensions are directly paid by the Group to the retirees and therefore no plan assets are accumulated for such benefits. In 2003, the reimbursement of medical expenses was abolished and the benefits in respect of hospitalization insurance were expanded.

The funded status of the plan is as follows:

(EUR million - as of 31 December)	2002	2003	2004
Defined Benefit Obligation	157	160	161
Plan assets at fair value	0	0	0
Benefit obligation in excess of plan assets	157	160	161
Unrecognized actuarial loss	0	-4	-3
Unrecognized past service cost	0	-3	-3
Net liability recognized in the balance sheet	**156**	**153**	**155**

The components of the expense recognized in the income statement are as follows:

(EUR million - year ended 31 December)	2002	2003	2004
Current service cost - employer	1	1	2
Interest cost	9	10	9
Actuarial gain recognized	-1	0	0
Past service cost recognized	0	10	0
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	9	21	11
Special termination benefits	8	0	0
Curtailment or settlement loss/(gain)	2	-14	0
Expense recognized in the income statement	**19**	**7**	**11**

The movement in the net liability recognized in the balance sheet is as follows:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	142	156	153
Expense for the period	19	7	11
Actual employer contribution	-5	-10	-9
At the end of the year	**156**	**153**	**155**

Change in plan assets:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	0	0	0
Actual employer contribution	-5	-10	-9
Distributions to beneficiaries	5	10	9
At the end of the year	**0**	**0**	**0**

Change in the defined benefit obligation:

(EUR million - as of 31 December)	2002	2003	2004
At the beginning of the year	134	157	160
Service cost	1	1	2
Interest cost	9	10	9
Amortization of actuarial gain	-1	0	0
Past service cost	0	14	0
Special termination benefits & curtailment (gain)/loss	10	-14	0
Distributions to beneficiaries	-5	-10	-9
Actuarial (gain)/loss	8	3	-1
At the end of the year	**157**	**160**	**161**

The liability for post-employment benefits other than pensions was determined using the following assumptions:

(in % - as of 31 December)	2002	2003	2004
Discount rate	6.50	6.10	6.10
Future cost trend	2.67	2.60	3.10
Future price inflation	2.30	2.30	2.30

The liability for post-employment benefits other than pensions is determined using the Belgian official mortality tables, adjusted for mortality experience of the statutory retirees.

F. Liability for child allowance benefits

The Group has a legal obligation to pay child allowance benefits to a limited number of statutory retirees and to the BeST and PTS beneficiaries. Those amounts are directly paid by the Group since no plan assets are accumulated for such benefits. Any remeasurement of the liability is recognized immediately in the income statement.

The funded status of this benefit is as follows:

(EUR million - as of 31 December)	2002	2003	2004
Defined Benefit Obligation	18	18	17
Plan assets at fair value	0	0	0
Net liability recognized in the balance sheet	**18**	**18**	**17**

The liability for child allowance benefits was determined using the following assumptions:

(as of 31 December)	2002	2003	2004
Discount rate (in %)	5.00	5.00	5.00
Inflation (in %)	1.80	1.80	1.80
Estimated maximum entitlement age for children (in years)	22	22	22

Note 10. Other non-current assets

(EUR million - as of 31 December)	Note	2002	2003	2004
Derivatives held-for-hedging	20	109	76	59
Other derivatives	20	16	0	1
Put option related to Alert Services Holding	5.4	12	13	13
Non-current investments		0	0	6
Other financial assets		12	14	7
Total		**149**	**104**	**86**

Note 11. Trade receivables

(EUR million - as of 31 December)	2002	2003	2004
Gross receivables	1,101	1,032	984
Allowance for doubtful debtors	-153	-159	-140
Total	**947**	**873**	**844**

Note 12. Other current assets

(EUR million - as of 31 December)	Note	2002	2003	2004
VAT receivables		16	12	21
Derivatives held-for-hedging	20	11	1	0
Other derivatives	20	0	14	0
Prepaid expenses and accrued income		32	24	25
Other receivables		19	16	6
Total		**77**	**67**	**52**

Note 13. Investments

(EUR million - as of 31 December)	2002	2003	2004
Fixed income securities	250	0	0
Shares	36	42	81
Total	**286**	**42**	**81**

In 2002, the Group invested its cash primarily in fixed income securities from JP Morgan Benelux Funding Inc. The securities were sold in January 2003. These fixed income securities were classified as available-for-sale.

Shares include sicavs and funds invested mainly in money markets instruments, euro-bonds and equity instruments. The shares are classified as available-for-sale and are measured at fair value, being their quoted price.

Note 14. Cash and cash equivalents

(EUR million - as of 31 December)	2002	2003	2004
Fixed income securities	896	0	245
Short-term deposits	386	214	61
Cash at bank and in hand	43	348	18
Total	**1,326**	**562**	**325**

The Group invests most of its surplus liquidities in commercial paper or treasury certificates held-to-maturity and carried at amortized cost. Short-term deposits are made for periods varying between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Cash at bank earns interest at floating rates based on daily bank deposit rates.

Note 15. Shareholders' equity

On 16 December 1994, the legal status of Belgacom SA was transformed from "Autonomous State Company" into a "Limited Liability Company of Public Law". As part of this transformation, the issued capital of EUR 992 million was created through incorporation of retained earnings and issuance of 40 million fully paid registered shares with no par value. As part of the conversion to the Euro as legal tender in Belgium, the issued capital was increased by EUR 8 million to EUR 1,000 million in 2001, through the incorporation of retained earnings. On 19 February 2004 during an extraordinary General Meeting, the existing shares were split into ten new shares each.

Distribution of retained earnings of Belgacom SA, the parent company, is limited by a restricted reserve built up in prior years in accordance with Belgian Company Law up to 10% of Belgacom's issued capital.

Belgacom SA has a statutory obligation to distribute 5% of the parent company income before taxes to its employees. In the accompanying financial statements, this profit distribution is accounted for as personnel expenses.

On 30 December 2003, Belgacom SA purchased 12,380,950 of its own shares (after the above mentioned share split) from its shareholder at that time, ADSB Telecommunications BV, for an amount of EUR 325 million or EUR 26.25 per share. In accordance with the Protocol Agreement concluded on 2 October 2003 between Belgacom and its shareholders at that time, the purchase price of that transaction would subsequently be adjusted to the share price in case of the initial public offering. This price adjustment has resulted in March 2004 in the reimbursement to Belgacom of EUR 22 million by ADSB Telecommunications. On 20 March 2004, the own shares acquired in December 2003 (EUR 303 million) were cancelled.

Under the Protocol Agreement concluded on 2 October 2003, a second purchase of own shares from the shareholder at that time, ADSB Telecommunications BV, was carried out on 20 March 2004 for a total number of shares of 38,761,905 and for a total amount of EUR 950 million.

In March 2004, Belgacom sold treasury shares for an amount of EUR 45 million to its employees, under a discounted share purchase plan (see note 38).

On 19 March 2004, Belgacom launched an Employee Stock Option plan whereby 1,128,500 share options were granted to the top management of the Group (see note 38).

On 14 September 2004, 25,843,915 own shares acquired in March 2004 (EUR 633 million) were cancelled in execution of a decision of the Board of Directors taken on 26 August 2004.

Note 16. Interest-bearing liabilities

Note 16.1. Non-current interest-bearing liabilities

(EUR million - as of 31 December)	Note	2002	2003	2004
Unsubordinated debentures		396	345	273
Credit institutions		125	0	0
Derivatives held-for-hedging	20	0	2	0
Other derivatives	20	25	24	30
Total		547	371	303

Non-current interest-bearing liabilities, by year of maturity, are summarized as follows (state of borrowings at 31 December 2004):

(EUR million)	Interest rate [b]	As of 31 December 2002	2003	2004	Maturity date [*] 2006	2007	2008-26
Unsubordinated debentures							
• Floating rate borrowings							
EUR		31	31	-	-	-	-
• Fixed rate borrowings							
JPY	4.63% to 4.74% [a]	242	242	217	-	-	217
EUR		20	-	-	-	-	-
Credit institutions							
• Fixed rate borrowings							
ITL		62	-	-	-	-	-
GBP		59	-	-	-	-	-
Total		**414**	**273**	**217**	**0**	**0**	**217**
Fair value remeasurement - loans hedged		108	72	56	-	-	-
Fair value remeasurement - derivatives		25	26	30	-	-	-
Total		**547**	**371**	**303**	-	-	-

(*) State of non-current interest-bearing liabilities per maturity date at 31 December 2004.
(a) Has been converted by means of an interest rate and currency swap into a EUR loan with floating rate.
(b) Interest rate for the year 2004 (for floating rate borrowings, average interest rate).

All long-term debt is unsecured.

The state of long-term borrowings at 31 December 2004 is as follows:
4,63% to 4,74% unsubordinated debentures in JPY

These are bonds issued by Belgacom SA for which interests are payable annually and capital is repayable in full on maturity date.

Note 16.2. Current interest-bearing liabilities

(EUR million - as of 31 December)	Note	2002	2003	2004
Unsubordinated debentures - current portion		0	20	56
Credit institutions - current portion		60	121	0
Derivatives held-for-hedging - current portion	20	0	2	3
Other derivatives	20	0	0	1
Other current financial debt		7	12	1
Total		**68**	**155**	**62**
Fair value remeasurement - loans hedged		10	-1	-3
Total		**78**	**154**	**58**

Bank credit facilities at 31 December 2004

In addition to the interest-bearing liabilities disclosed in these notes 16.1 and 16.2, the Group is backed by long-term credit facilities of EUR 623 million and short-term credit facilities of EUR 826 million. These facilities are provided by a diversified group of banks.
At 31 December 2004, there was no outstanding balance under the long-term and short-term facilities.

The Group has also established a USD 1 billion Euro Medium Term Note ("EMTN") Program and a EUR 1 billion Commercial Paper ("CP") Program. At 31 December 2004, there was an amount of EUR 31 million outstanding under the EMTN Program with an average remaining maturity of one year. There was no outstanding balance under the CP Program at 31 December 2004.

Note 17. Provisions

(EUR million)	Workers' accidents	Litigation	Illness days	Other risks	Total
As of 1 January 2002	50	51	38	56	**195**
Additions	1	27	13	37	**77**
Utilizations	0	-6	-13	-35	**-53**
Withdrawals	0	-6	0	-5	**-10**
As of 31 December 2002	**51**	**66**	**38**	**53**	**209**
Additions	1	11	12	19	**44**
Utilizations	-3	-1	-12	-20	**-35**
Withdrawals	0	-5	0	-2	**-7**
As of 31 December 2003	**49**	**71**	**38**	**51**	**210**
Additions	3	33	11	6	**53**
Utilizations	-3	-9	-11	-6	**-28**
Withdrawals	-1	-35	0	-8	**-44**
As of 31 December 2004	**49**	**59**	**39**	**43**	**191**

The provision for workers' accidents relates to compensation that Belgacom SA could pay to members of personnel injured (including professional illness) when performing their job and on their way to work. Until 31 December 2002, according to the law of 1967 (public sector) on labor accidents, compensation was funded and paid directly by Belgacom. This provision (annuities part) is based on actuarial data including mortality tables, compensation ratios, interest rates and other factors defined by the law of 1967 and calculated with the support of a professional insurer. Taking into account the mortality table, it is expected that most of these costs will be paid out until 31 December 2053.

As from 1 January 2003, contractual employees are subject to the law of 1971 (private sector) and statutory employees remain subject to the law of 1967 (public sector). For both the contractual and statutory employees, Belgacom is covered as from 1 January 2003 by insurance policies for workers' accidents and therefore will not pay directly members of personnel.

The provision for litigation represents management's best estimate for probable losses due to pending litigation where Belgacom has been sued by a third party or is subject to a judicial or tax dispute. The expected timing of the related cash outflows depends on the progress and duration of the underlying judicial procedures.

The provision for illness days represents management's best estimate of probable charges related to the granting by Belgacom of accumulating non-vesting illness days to its statutory employees. The provision has been determined based on statistical data.

The provision for other risks primarily includes the provision for the incurred risks from the re-insurance company, the expected costs for dismantling and restoration of mobile antenna sites and buildings, environmental risks and sundry risks. It is expected that most of these costs will be paid during the period 2005-2018. The provision for restoration costs is estimated at current prices and discounted using a discount rate of 5.52%.

Note 18. Other non-current payables

(EUR million - as of 31 December)	Note	2002	2003	2004
Other derivatives	20	14	0	0
Other amounts payable		4	3	2
Total		**18**	**3**	**2**

Note 19. Other current payables

(EUR million - as of 31 December)	Note	2002	2003	2004
VAT payables		4	6	7
Payables to employees		113	80	87
Accrual for holiday pay		55	60	60
Accrual for social security contributions		40	33	33
Taxes withheld on remuneration		17	17	20
Special dividend declared on 9 December 2002		160	0	0
Deferred income		143	128	144
Other derivatives	20	0	16	0
Accrued expenses		41	33	24
Other amounts payable		16	12	6
Total		**588**	**384**	**381**

The special dividend declared on 9 December 2002 was paid in February 2003.

Note 20. Derivatives

(EUR million - as of 31 December)	Note	2002	2003	2004
Non-current assets				
Derivatives held-for-hedging	10	109	76	59
Other derivatives	10	16	0	1
Current assets				
Derivatives held-for-hedging	12	11	1	0
Other derivatives	12	0	14	0
Total		136	91	59
Non-current liabilities				
Derivatives held-for-hedging - interest-bearing liabilities	16	0	2	0
Other derivatives - interest-bearing liabilities	16	25	24	30
Other derivatives - non-interest-bearing liabilities	18	14	0	0
Current liabilities				
Derivatives held-for-hedging - interest-bearing liabilities	16	0	2	3
Other derivatives - interest-bearing liabilities	16	0	0	1
Other derivatives - non-interest-bearing liabilities	19	0	16	0
Total		40	43	35

The Group makes use of derivatives such as interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward foreign exchange contracts.

Belgacom owns mainly derivatives for hedge purposes. Hedges are fair value hedges, with remeasurement to fair value of hedged items and hedging derivatives recorded in the income statement. Belgacom does not hold or issue derivatives for trading purposes but, when the relationship between hedging instrument and hedged item does not meet criteria for hedge accounting set by IAS 39, derivatives are accounted for as held-for-trading with remeasurement to fair value recorded into the income statement.

The table below shows the positive and negative fair value of derivatives, included in the balance sheet respectively as current/non-current assets or liabilities, together with the notional amounts presented by the term of maturity.

		Fair value		Notional amount				
(EUR million - as of 31 December 2002)		**Positive**	**Negative**	**Within 2 months**	**3-12 months**	**1-5 years**	**over 5 years**	**Total**
Interest rate swaps		2	-	-	-	20	-	**20**
Interest rate and currency swaps		117	-	-	60	85	217	**362**
Derivatives held as fair value hedges		120	0	0	60	105	217	**382**
Interest rate swaps		2	-25	-	62	86	144	**292**
Forward foreign exchange contracts		-	0	17	3	-	-	**20**
Equity options	bought	14	-	-	-	20	-	**20**
	sold	-	-14	-	-	20	-	**20**
Derivatives not qualifying as hedges		16	-40	17	65	126	144	**352**
Total		**136**	**-40**	**17**	**125**	**231**	**361**	**734**

		Fair value		Notional amount				
(EUR million - as of 31 December 2003)		**Positive**	**Negative**	**Within 2 months**	**3-12 months**	**1-5 years**	**over 5 years**	**Total**
Interest rate swaps		1	-	-	20	-	-	**20**
Interest rate and currency swaps		76	-4	-	59	25	217	**301**
Derivatives held as fair value hedges		77	-4	0	79	25	217	**321**
Interest rate swaps		1	-24	-	62	86	144	**292**
Forward foreign exchange contracts		-	-2	50	-	-	-	**50**
Equity options	bought	13	-	-	20	-	-	**20**
	sold	-	-13	-	20	-	-	**20**
Derivatives not qualifying as hedges		14	-40	50	102	86	144	**382**
Total		**91**	**-43**	**50**	**181**	**111**	**361**	**703**

		Fair value		Notional amount				
(EUR million - as of 31 December 2004)		**Positive**	**Negative**	**Within 2 months**	**3-12 months**	**1-5 years**	**over 5 years**	**Total**
Interest rate swaps		-	-	-	-	-	-	**0**
Interest rate and currency swaps		59	-3	-	25	-	217	**242**
Derivatives held as fair value hedges		59	-3	0	25	0	217	**242**
Interest rate swaps		0	-31	-	86	-	144	**230**
Equity options	bought	1	-	-	-	-	1	**1**
	sold	-	-	-	-	-	-	**0**
Derivatives not qualifying as hedges		1	-31	0	86	0	145	**231**
Total		**59**	**-35**	**0**	**112**	**0**	**362**	**473**

Note 21. Financial risk management objectives and policies

The Group is exposed to market risks, including interest rates and foreign currency exchange rates risks, associated with underlying assets, liabilities and anticipated transactions. Based on the analysis of these exposures, Belgacom selectively enters into derivatives to manage the related risk exposures.

Interest rate risk

The Group manages its exposure to changes in interest rates and its overall cost of financing by using mainly interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward rate agreements. The main interest rate instruments used are IRS and IRCS. They are used to transform the interest rate exposure on the underlying assets or liabilities from a fixed interest rate to a floating interest rate or vice versa.

Foreign currency risk

The Group's currency exposure relates to foreign currencies in which debts have to be paid and to operational activities in foreign currencies that are not "naturally" hedged. In order to hedge the currency exposure, the Group uses derivatives such as interest rate and currency swaps (IRCS), currency options and forward foreign exchange contracts.

Credit risk and significant concentrations of credit risk

Concentration of credit risk relating to local accounts receivable is limited due to the large number of customers. For accounts receivables from foreign telecommunication companies, the concentration of credit risk is also limited due to the netting agreements with accounts payable to these companies, prepayment obligations, bank guarantees and credit limits of credit insurers.

Credit risk arising from the inability of a counterpart to meet the terms of the Group's financial instruments is generally limited to the amount, if any, by which the counterpart's obligations exceed the obligations of the Group.

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event the counterpart fail to perform their obligations in relation to each class of recognized financial assets, including derivatives, is the carrying amount of those assets in the balance sheet.

The Group is exposed to credit loss in the event of non-performance by a counterpart on derivatives, but does not anticipate non-performance by any of these counterparts, given their very good credit rating. The amount of such exposure equals the market value of such contracts. The Group generally does not require collateral or other security from the counterpart as these are highly rated financial institutions.

The tables below summarize the borrowings' portfolio, the interest rate and currency swap agreements (IRCS), the net currency obligations and the interest rate swap agreements (IRS) of the Group at 31 December 2002, 2003 and 2004.

	Direct borrowing			IRCS agreements			Net currency obligations		
(as of 31 December 2002)	Notional amount (EUR million)	Weighted average interest rate	Average time to maturity (in years)	Amount payable (receivable) (EUR million)	Weighted average interest rate	Average time to maturity (in years)	Amount payable (receivable) (EUR million)	Weighted average interest rate	Average time to maturity (in years)
EUR									
• Fixed	82	6.50%	1.5	-	-	-	82	6.50%	1.5
• Variable	31	4.04%	2.9	362	3.37%	10.6	393	3.42%	10.1
GBP									
• Fixed	61	6.30%	1.4	(61)	6.30%	1.4	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
CHF									
• Fixed	69	3.80%	1.0	(69)	3.80%	1.0	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
JPY									
• Fixed	265	5.90%	15.3	(265)	5.90%	15.3	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
Total	**508**	**5.70%**	**8.7**	**(33)**	**-**	**-**	**475**	**3.96%**	**8.7**

(as of 31 December 2003)	Direct borrowing			IRCS agreements			Net currency obligations		
	Notional amount (EUR million)	Weighted average interest rate	Average time to maturity (in years)	Amount payable (receivable) (EUR million)	Weighted average interest rate	Average time to maturity (in years)	Amount payable (receivable) (EUR million)	Weighted average interest rate	Average time to maturity (in years)
EUR									
• Fixed	82	7.88%	0.5	-	-	-	82	7.88%	0.5
• Variable	31	3.02%	1.9	301	2.47%	11.7	332	2.52%	10.8
GBP									
• Fixed	57	6.36%	0.4	(57)	6.36%	0.4	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
CHF									
• Fixed	0	0.00%	0.0	0	0.00%	0.0	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
JPY									
• Fixed	244	5.30%	14.3	(244)	5.30%	14.3	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
Total	**414**	**5.79%**	**8.7**	**0**	**-**	**-**	**414**	**3.58%**	**8.7**

(as of 31 December 2004)	Direct borrowing			IRCS agreements			Net currency obligations		
	Notional amount (EUR million)	Weighted average interest rate	Average time to maturity (in years)	Amount payable (receivable) (EUR million)	Weighted average interest rate	Average time to maturity (in years)	Amount payable (receivable) (EUR million)	Weighted average interest rate	Average time to maturity (in years)
EUR									
• Fixed	-	-	-	-	-	-	-	-	-
• Variable	31	2.65%	1.0	242	2.13%	13.1	273	2.19%	11.7
JPY									
• Fixed	242	4.58%	13.1	(242)	4.58%	13.1	0	0.00%	0.0
• Variable	-	-	-	-	-	-	-	-	-
Total	**273**	**4.37%**	**11.7**	**0**	**-**	**-**	**273**	**2.19%**	**11.7**

(as of 31 December)	2002	2003	2004	2004	
	IRS agreements			IRS agreements	
	Notional amount (EUR million)			Weighted average payable interest rate	Average time to maturity (in years)
Fixed rate to fixed rate	62	62	**0**	-	-
Fixed rate to variable rate	20	20	**0**	-	-
Variable rate to variable rate	31	31	**31**	**2.0%**	**0.9**
Variable rate to fixed rate	200	200	**200**	**5.9%**	**8.0**
Total	**313**	**313**	**230**	**-**	**-**

Note 22. Net revenue

(EUR million - year ended 31 December)	2002	2003	2004
Sales of goods	248	247	230
Rendering of services	5,004	5,130	5,185
Total	**5,252**	**5,377**	**5,415**

Note 23. Other operating revenue

(EUR million - year ended 31 December)	2002	2003	2004
Income from directory business	25	27	28
Gain on disposal of intangible assets and property, plant and equipment	12	6	37
Gain on disposal of consolidated companies	3	0	0
Other income	46	46	61
Total	**86**	**78**	**125**

Note 24. Non-recurring revenue

(EUR million - year ended 31 December)	2002	2003	2004
Gain on sale of Ben Nederland Group	972	0	0
Gain on dilution of investment in Belgacom Alert Services Holding	9	0	0
Gain on sale of Belgacom France	104	0	0
Total	**1,085**	**0**	**0**

Gains on the disposal of subsidiaries and joint ventures are reported as non-recurring revenue when they individually exceed EUR 5 million.

On 25 September 2002, Belgacom divested its interest in Ben Nederland Group. This sale resulted in the recognition of a gain of EUR 972 million.

On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in "neuf telecom SA". This sale resulted in the recognition of a gain of EUR 104 million (see note 5.4.).

Note 25. Costs of materials and charges to revenue

(EUR million - year ended 31 December)	2002	2003	2004
Purchases of materials	166	167	151
Purchases of services	1,188	1,210	1,310
Total	**1,353**	**1,377**	**1,461**

Purchases of materials are shown net of work performed by the enterprise that is capitalized for an amount of EUR 13 million in 2002, EUR 13 million in 2003 and EUR 12 million in 2004.

Note 26. Personnel expenses and pensions

(EUR million - year ended 31 December)	2002	2003	2004
Salaries and wages	822	782	746
Social security expenses	142	142	163
Pension costs	110	100	17
Post-employment benefits other than pensions	9	7	39
Other personnel expenses	18	15	27
Total	**1,101**	**1,046**	**993**

Starting 1 January 2004, following the transfer of the pension obligation for statutory employees to the Belgian State, Belgacom does not pay legal pensions anymore for statutory employees. On the other hand, Belgacom pays higher employer social security contributions from the same date onwards (see note 9).

Pension costs of the year 2002 exclude special termination benefits and curtailment losses. Such costs are reported under non-recurring operating expenses because they represent one-time expenses due to employees who accepted the BeST voluntary early leave offer (see notes 9 and 28).

Pension costs of the year 2003 exclude the settlement loss resulting from the transfer of the defined benefit pension plan for statutory employees towards the Belgian State. This loss is reported under non-recurring operating expenses (see notes 9 and 28).

Pension costs of the year 2004 exclude the costs related to termination benefits and additional compensation benefits of the employees who have accepted the external mobility offer in respect of the e-ID cards and emergency call centre projects of the Ministry of Internal Affairs. Such costs are disclosed as non-recurring expenses in the income statement (see notes 9 and 28).

As from 2004, interest charges for discounting the liability for termination benefits of the BeST and PTS plans are reported under the caption "post-employment benefits other than pensions". Until 2003, such interests were included in the caption "pension costs".

The increase of other personnel expenses for the year 2004 relates to the costs of the Employee Stock Option Plan and the Discounted Share Purchase Plan (see note 38).

Salaries and wages and social security expenses are shown net of work performed by the enterprise that is capitalized for an amount of EUR 33 million in 2002, EUR 36 million in 2003 and EUR 36 million in 2004.

Note 27. Other operating expenses

(EUR million - year ended 31 December)	2002	2003	2004
Rent expense	96	87	87
Maintenance and utilities	198	195	167
Advertising and public relations	153	149	110
Consultancy	117	121	118
Administration and training	64	69	66
Telecommunications, postage costs and office equipment	42	36	30
Outsourcing	18	30	36
Allowances on trade debtors	32	23	19
Impairment on intangible assets and property, plant and equipment	24	-8	20
Taxes other than income taxes	42	33	49
Other operating charges[1]	76	45	-9
Total	**863**	**781**	**693**

(1) Including unrealized and realized exchange gains amounting to EUR 6 million in 2002, unrealized and realized exchange losses amounting to EUR 3 million in 2003 and EUR 2 million in 2004. This line item also includes a net decrease of provisions of EUR 30 million in 2004.

Other operating expenses are shown net of work performed by the enterprise that is capitalized for an amount of EUR 103 million in 2002, EUR 86 million in 2003 and EUR 96 million in 2004.

Note 28. Non-recurring expenses

(EUR million - year ended 31 December)	2002	2003	2004
Special termination benefits of BeST restructuring	712	0	0
Curtailment losses of BeST restructuring	43	0	0
Termination benefits and additional compensation for temporary leaves in respect of external mobility offer	0	0	41
Settlement loss on pension liability for statutory employees	0	897	0
Tritone restructuring	9	0	0
Total	**764**	**897**	**41**

Losses on the disposal of subsidiaries and joint ventures that individually exceed EUR 5 million and restructuring costs are recorded as non-recurring expenses.

The Group recorded in 2002 special termination benefits of EUR 712 million and curtailment losses of EUR 43 million in respect of the BeST restructuring program (see note 9).

The Group recorded in 2003 a settlement loss of EUR 897 million in respect of the transfer of the defined benefit pension plan for statutory employees towards the Belgian State (see note 9).

The Group recorded in 2004 termination benefits and additional compensation benefits for temporary leaves for an amount of EUR 41 million in respect of the external mobility offer for the e-ID cards and emergency call centre projects of the Ministry of Internal Affairs (see note 9).

Note 29. Depreciation and amortization

(EUR million - year ended 31 December)	2002	2003	2004
Amortization of goodwill	9	9	8
Amortization of licenses and other intangible assets	120	96	139
Depreciation of property, plant and equipment	731	683	595
Total	**859**	**787**	**742**

Note 30. Finance costs (net)

(EUR million - year ended 31 December)	Note	2002	2003	2004
Finance income				
Dividends received from other participating interests		0	0	15
Gain on disposal of other participating interests		0	5	1
Interest income		68	58	21
Fair value measurement of put option on Alert Services Holding	5.4	1	1	1
Finance costs				
Interests and charges on debts		-69	-35	-34
Discounting charges on provisions		-1	-1	-1
Impairment losses on other participating interests	7	-10	-55	-20
Fair value adjustments of financial instruments		-14	0	-9
Total		**-25**	**-27**	**-27**

In 2004, the Group obtained a dividend of EUR 15 million from its investments in satellites.

Note 31. Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net income for the year attributable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options).

The following table reflects the income and share data used in the computation of basic and diluted earnings per share:

(year ended 31 December)	2002	2003	2004
Net income attributable to ordinary shareholders (EUR million)	1,142	172	922
Weighted average number of ordinary shares (*)	400,000,000	399,932,160	358,612,854
Adjustment for share options	0	0	86,076
Weighted average number of ordinary shares for diluted earnings per share (*)	400,000,000	399,932,160	358,698,931
Basic earnings per share (in EUR)	2.86	0.43	2.57
Diluted earnings per share (in EUR)	2.86	0.43	2.57

(*) Over the year.

On 19 February 2004, the shareholders have decided during an extraordinary General Meeting to split each existing ordinary share into ten new shares. The weighted average number of ordinary shares in the above calculation has been adjusted for the years 2002 and 2003 in order to take into account this share split.

Note 32. Dividends paid and proposed

(year ended 31 December)	2002	2003	2004
Dividends on ordinary shares: Dividends proposed to the shareholders' meeting (EUR million)	280	395	500
Number of shares with dividend rights (end of year)	400,000,000	400,000,000	361,775,135
Dividend per share (in EUR)	**0.70**	**0.99**	1.38
Special dividend proposed to shareholders' meeting (EUR million)	570	-	200
Special dividend per share (in EUR)	**1.43**	**-**	0.55

The proposed dividends for the years 2002 and 2003 have been effectively paid in April 2003 and April 2004 respectively.

As decided in the Protocol Agreement dated 2 October 2003 between Belgacom and its shareholders at that time, the EUR 395 million of proposed dividends for the year 2003 have been distributed in 2004 before the Initial Public Offering, in accordance with the shareholders structure of Belgacom SA that existed before the purchase of own shares that occurred on 30 December 2003 (see note 15).

Note 33. Related party disclosures

Note 33.1. Consolidated companies

Subsidiaries and joint ventures are listed in note 5.

Enterprises accounted for under the equity method are listed in note 6.

Commercial terms and market prices apply for the supply of goods and services between Group companies.

Joint ventures

Ben Nederland Holding BV and subsidiaries

The Group had a joint venture interest in Ben Nederland Holding BV and subsidiaries until 31 March 2002 (see note 5.2.). In 2002, the *Group had no significant transactions with Ben Nederland Holding* BV and subsidiaries.

Enterprises accounted for under the equity method

Alert Services Holding and subsidiaries

The Group holds a 28% stake in Alert Services Holding and subsidiaries since February 2002 (see note 5.4.). The Group had no significant transactions with Alert Services Holding and subsidiaries since that date.

Tritone

The Group holds a majority stake in Tritone Telecom BV but the operating activities of Tritone Telecom BV ceased in July 2002. During 2002, Belgacom granted loans of EUR 20 million to finance the unwinding of the operations of Tritone. Loans receivable from Tritone, net of the related allowance, are nil at 31 December 2004.

The Group sold goods and services to Tritone for EUR 8 million until July 2002 and ceased to do business with Tritone since that date. Trade receivables from Tritone, net of the related allowance for doubtful debtors, are nil at 31 December 2004.

Note 33.2. Relationship with shareholders

The Belgian State is the majority shareholder of the Group, with a stake of 50% plus 1 share. The Group holds treasury shares for 3.1%. The remaining 46.9% are traded on the First Market of Euronext Brussels since the March 2004 public offering initiated by the consortium ADSB Telecommunications BV (hereafter "ADSB"). This stake of 46.9% of Belgacom SA traded on Euronext Brussels includes a stake of 0.5% owned by the personnel of Belgacom Group.

We refer to note 40 in respect of a share buyback that may occur in the coming months.

Relationship with the Belgian State

The Group supplies telecommunication services to the Belgian State and various administrations of the Belgian State. All such transactions are made within normal customer/supplier relationships on terms and conditions that are no more favourable than those available to other customers and suppliers. While the administrations of the State represent one of the Group's largest customers, the services provided to those administrations do not represent a significant component of the Group's net revenue.

Commercial relationship with the former shareholder ADSB until the Initial Public Offering

The few transactions of the Group with ADSB and ADSB's shareholders (SBC Communications Inc, Singapore Telecommunications Limited and TDC A/S) until March 2004 related to international traffic termination and international network renting, and were carried out at arm's length.

The Group purchased services from ADSB for EUR 4 million in 2002, EUR 3 million in 2003 and EUR 0.8 million in 2004 until the date of the IPO. No trade payables were outstanding at each year-end.

The Group purchased services from Singapore Telecom for EUR 8 million in 2002, EUR 3 million in 2003 and EUR 0.1 million in 2004 until the date of the IPO. The Group purchased traffic services from TDC for EUR 8 million in 2002, EUR 3 million in 2003 and EUR 0.4 million in 2004 until the date of the IPO. The Group had trade payables with Singapore Telecom and TDC for EUR 2 million at 31 December 2002 and EUR 1 million at 31 December 2003.

The Group sold services to Singapore Telecom for EUR 8 million in 2002, EUR 6 million in 2003 and EUR 0.8 million in 2004 until the date of the IPO. The Group sold services to TDC for EUR 14 million in 2002, EUR 11 million in 2003 and EUR 2.6 million in 2004 until the date of the IPO. The Group had trade receivables towards Singapore Telecom and TDC for EUR 5 million at 31 December 2002 and EUR 4 million at 31 December 2003.

The Group had no significant transactions with SBC Communications during the periods presented.

Other relationship with the former shareholder ADSB

As decided in the Protocol Agreement dated 2 October 2003 between Belgacom and its shareholders at that time, the Group purchased 12,380,950 of its own shares from ADSB on 30 December 2003, for a total price of EUR 325 million. The purchase value has been adjusted downwards by EUR 22 million, at the time of the pricing of the initial public offering, based on the initial offer price per share (see note 15).

In accordance with the same Protocol Agreement, the Group purchased on 20 March 2004 38,761,905 ordinary shares from ADSB at the initial offer price per share for an amount of EUR 950 million.

Relationship with the minority shareholders of Belgacom Mobile

Vodafone BV and subsidiaries (hereafter "Vodafone") holds a 25% stake in Belgacom Mobile.

The Group enters into transactions with Vodafone in the framework of its mobile telephony activity (roaming-in revenues and roaming-out costs), and Vodafone also charges consultancy fees. These transactions are done at normal customer/supplier relationships on terms and conditions that are no more favourable than those available to other customers/suppliers. The Group sold services to Vodafone for EUR 29 million in 2002, EUR 35 million in 2003 and EUR 55 million in 2004. Vodafone sold services to the Group for EUR 64 million in 2002, EUR 68 million in 2003 and EUR 87 million in 2004.

Accounts receivables from Vodafone amounted to EUR 7 million at 31 December 2002, EUR 7 million at 31 December 2003 and EUR 8 million at 31 December 2004. Trade payables to Vodafone amounted to EUR 6 million at 31 December 2002, EUR 2 million at 31 December 2003 and EUR 6 million at 31 December 2004.

Note 33.3. Relationship with key management personnel

Prior to the Initial Public Offering of 22 March 2004, by virtue of a decision by the General Meeting of 12 April 1995, the members of the Board of Directors who represented the Belgian State, with the exception of the Chief Executive Officer (CEO), had the right to a directors' fee that amounted to 619.73 EUR per meeting with a maximum of 9,915.74 EUR per year. They also had the right to directors' emoluments for an amount equivalent to that of the directors' fee. The Chairman of the Board of Directors had, in pursuance of that same decision, also the right to a directors' fee and directors' emoluments for an amount that corresponded to the double of the amounts granted to the above mentioned members of the Board of Directors.

Since the Initial Public Offering date of 22 March 2004, the Chairman of the Board of Directors has the right to an annual fixed fee of 50,000 EUR and the other members of the Board of Directors have the right to an annual fixed director's fee of 25,000 EUR. Each member of the Board of Directors, except the Chief Executive Officer, has also the right to a variable fee of 5,000 EUR per attended meeting. The Chairman of any advisory committee of the Board of Directors has the right to a fee of 5,000 EUR per meeting of that Committee. Any other members, except the Chief Executive Officer of such Committee has the right to a fee of 2,500 EUR per meeting.

In 2002, 2003 and 2004, the Board of Directors met 6 times a year.

For the year ended 31 December 2002, a total amount of EUR 6,128,583 was paid in aggregate to the members of the "Belgacom Group Council" (BGC), Chief Executive Officer included. In 2002, the members of the Belgacom Group Council were Mrs B. Cosgrave and Mr J. Goossens (from 1 January 2002 until 08 November 2002), M. Dussenne (from 08 November 2002 until 31 December 2002), R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, P. Methens, M. Speeckaert, M. Rigolle, W. Mosseray, J. Heynen, B. Delvaux and S. Alcott.

For the year ended 31 December 2003, a total amount of EUR 4,806,301 was paid in aggregate to the members of the "Belgacom Management Committee" (BMC), Chief Executive Officer included. In 2003, the members of the Belgacom Management Committee were Mrs B. Cosgrave and A. De Lathauwer and Mr D. Bellens (since 1 March 2003), R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, W. Mosseray and S. Alcott.

For the year ended 31 December 2004, a total amount of EUR 4,897,228.95 was paid in aggregate to the members of the "Belgacom Management Committee" (BMC), Chief Executive Officer included. The members of the Belgacom Management Committee are

Mrs B. Cosgrave and A. De Lathauwer and Mr D. Bellens, R. Stewart, Ph. Vander Putten, W. Mosseray and S. Alcott.

This total amount contains the pecuniary advantages, direct or immediate (base pay, variable pay) and indirect or postponed (insurances, long-term profit-sharing scheme), that are linked directly to the function or awarded to the members of the Belgacom Management Committee.

In addition to these pecuniary advantages, the members of the BMC also had the opportunity to participate to the Discounted Share Purchase Plan whereby they bought 510,410 shares with a 16.67% discount compared to the issuance price of the initial public offering (24.50 EUR per share). The BMC members also had the opportunity to participate to an Employee Stock Option Plan whereby 355,581 share options were granted to the BMC members.

Note 33.4. Regulations

The telecommunications sector is regulated through the legislation adopted in the Belgian parliament, through a series of Royal and Ministerial Decrees, and also through decisions of the Belgian Institute for Postal services and Telecommunications, commonly referred to as the "BIPT/IBPT". The Belgian licensing regime provides for individual licenses for the provision of public fixed voice telephony services, public network infrastructure services and mobile telecommunications services.

The company is also governed by certain provisions and principles of Belgian public and administrative law whereby Belgacom has obligations such as the delivery of regulated services and public services.

Note 34. Rights, commitments and contingent liabilities

Operating lease commitments

The Group rents sites for its telecom infrastructure and leases buildings, technical and network equipment, as well as furniture and vehicles under operating leases with terms of one year or more. Rental expenses in respect of these operating leases amounted to EUR 152 million in 2002, EUR 141 million in 2003 and EUR 124 million in 2004.

Future minimum rentals payable under the non-cancellable operating leases are as follows at 31 December 2004:

(EUR million)	Within one year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Total
Buildings	19	39	19	4	80
Sites	9	20	8	5	43
Technical and network equipment	31	36	28	37	133
Furniture	2	3	2	1	7
Vehicles	25	49	26	10	111
Total	**87**	**147**	**83**	**57**	**373**

Claims and legal proceedings

From time to time Belgacom has been, and expects to continue to be, subject to legal, regulatory and tax proceedings and claims arising in the ordinary course of its business. The Group is currently involved in various judicial and regulatory proceedings, including those for which a provision has been made (see note 17) and those described below, in the jurisdictions in which it operates concerning matters arising in connection with the conduct of its business. These include also proceedings before the Belgian Institute for Postal services and Telecommunications ("BIPT"), appeals against decisions taken by the BIPT on the one hand, and proceedings with the Belgian tax administrations with respect to real estate withholding taxes on the other hand.

In September 2002, Codenet, Versatel, Colt and Worldcom filed a complaint with the Belgian Competition Council alleging that Belgacom's "Benefit Excellence Program" constitutes an abuse of an alleged dominant position in the market through pricing and loyalty rebates. The complainants also filed a request for interim relief measures with the President of the Competition Council requesting, among other things, the suspension of the program. Belgacom's "Benefit Excellence Program", which was launched in March 2002, is a voice telephony tariff plan aimed at large corporate users offering specific base rates for national telephony and for fixed-to-mobile calls as well as an additional discount scheme.

In May 2004, the complainants have suppressed their price squeeze allegation for the year 2004 and Belgacom has clarified to its customers the volume discount scheme confirming there was no locking of customers.

On 22 December 2004, the President of the Competition Council rejected the complainants' request for interim relief measures because Belgacom had clarified the way the volume discounts are applied, and stated that there was, in his opinion, no serious risk that other licensed operators would disappear because of the 'Benefit Excellence' tariffs (and especially the volume discount).

The issue of interim relief measures having been closed successfully for Belgacom, the case on the merits with respect to the alleged infringement is still pending and no calendar for the proceedings has been set. Belgacom may be subject to an obligation to increase the retail tariffs that are the subject of the claim and if it would ultimately be found to have committed an abuse of dominant position, it may be subject to a maximum fine of up to 10% of the Group's annual turnover. Based on this, Belgacom has provided for a portion of the claim.

In June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels. BASE alleges that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. BASE's provisional estimate of the claim for compensation , based upon BASE's briefs in August 2004, amounts to approximately EUR 700 million in reimbursement and damages, representing the amount of lost revenue that BASE allegedly suffered as a result of these practices, and is subject to increase. On 1 March

2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile. Mobistar alleges that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between EUR 967,000 and EUR 56,000,000 depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Mobistar requests the Court to appoint a court expert to calculate the amount of alleged damages and seeks compensation for such damages, provisionally estimated at a minimum of EUR 50,000,000. As with the action filed by BASE, Belgacom Mobile is contesting the claim made by Mobistar. Belgacom believes that its mobile termination rates were in line with the rulings of the BIPT. Accordingly, no provision was recorded in the financial statements at 31 December 2004.

On 13 May 2004, the Netherlands Arbitration Institute has ruled in favor of Belgacom in the request for binding arbitration that the Danish operator TDC A/S had initiated against the company in October 2002 for an amount of EUR 91 million. The dispute related to the allocation of an alleged capital gain resulting from the entry of a new investor in the share capital of Ben Nederland Group in 2000. As a consequence Belgacom no longer provides for this claim at 31 December 2004.

Capital expenditures commitments

At 31 December 2004, the Group has contracted commitments of EUR 56 million, mainly for the acquisition of intangible assets and technical and network equipment.

Other rights and commitments

At 31 December 2004, the Group has the following other rights and commitments:

- the Group received bank guarantees from its suppliers to guarantee the completion of works ordered by the Group for an amount of EUR 20 million;
- the Group granted bank guarantees to its customers to guarantee, among others, the completion of works ordered by its clients and the payment of rental expenses for renting of sites for antennas installation for an amount of EUR 31 million;
- the Group granted bank guarantees to the Walloon Region of Belgium to guarantee execution by Wallonie Intranet SA (hereafter "WIN SA") of all obligations provided for in WIN SA's contractual agreement with the Walloon Region. The commitment, which is renewable, amounts to EUR 7.4 million;
- the Group has a put option from 1 January 2003 through 1 January 2009 whereby the Group can sell at a strike price of minimum EUR 40 million the remaining 28% stake it currently owns in Alert Services Holding SA. The Group exercised this put option towards the co-shareholder Securitas Direct International in 3 January 2005 (see note 40).

Note 35. Cross-border lease arrangements

During the period 1996 through 2001, the Group entered into several cross-border lease arrangements with foreign investors relating to part of its fixed and mobile switches equipment. Under the terms of these agreements, which range in duration from 13 to 16 years, the Group received at the inception date of the arrangements a total amount of USD 684 million and placed a total amount of USD 654 million on deposit. The Group entered, in respect of the deposits, into non-refundable payment undertaking agreements with highly rated banks.

Based on interpretation 27 (SIC-27, "Evaluating the substance of transactions involving the legal form of a lease"), the Group concluded that these arrangements in substance do not involve a lease and that the related lease debts and deposits must not be recognized in the financial statements because they do not meet the definition of an asset and a liability under IFRS.

In respect of these arrangements, the Group received fees from the foreign investors or realized gains for a total amount of EUR 23 million. These fees or gains are recognized in the income statement under the caption "other operating revenue" over the lifetime of the respective agreements. The fees effectively recognized in income amount to EUR 1.6 million in 2002, 2003 and 2004.

On 25 September 2002, the Group sold its investment in Ben Nederland Group but agreed it will continue to guarantee the payment of leasing debts amounting at 31 December 2004 to USD 63 million (EUR 46 million), in case the payment undertakers on the related cross-border lease arrangement would become insolvent. The risk that this guarantee will result in a payment by the Group is mitigated by the fact that the deposit institutions involved are rated AAA or AA by Standard & Poors. The term of the related leasing debt expires in 2012.

Note 36. Net financial position of the Group

The Group defines net financial position as the net amount of investments, cash and cash equivalents, interest-bearing liabilities and related derivatives (including remeasurement to fair value).

(EUR million - as of 31 December)	Note	2002	2003	2004
Assets				
Investments (*)	10, 13	286	42	87
Cash and cash equivalents (*)	14	1,326	562	325
Non-current derivatives	10	111	77	59
Current derivatives	12	11	1	0
Liabilities				
Non-current interest-bearing liabilities (*)	16	-547	-371	-303
Current interest-bearing liabilities (*)	16	-78	-154	-58
Net financial position		**1,109**	**157**	**110**

(*) After remeasurement to fair value, if applicable.

Non-current interest-bearing liabilities include non-current derivatives at fair value amounting to EUR 25 million in 2002, EUR 24 million in 2003 and EUR 30 million in 2004 (see note 16).

Note 37. Fair value of financial instruments

The estimated fair values of financial assets and liabilities which are not carried at fair value in the balance sheet are presented in the following tables:

(EUR million - as of 31 December 2002)	Note	Carrying amount	Estimated fair value	Difference
Financial assets				
Other participating interests	7	207	207	0
Other non-current assets	10	12	12	0
Trade receivables	11	947	947	0
Current income tax asset	8	1	1	0
Other current assets	12	66	66	0
Investments	13	250	250	0
Cash and cash equivalents	14	1,326	1,326	0
Financial liabilities				
Interest-bearing liabilities, non-current and current	16	-100	-101	-1
Other non-current payables	18	-4	-4	0
Trade payables		-850	-850	0
Income tax payable	8	-150	-150	0
Other current payables	19	-588	-588	0
Net difference between recorded amount and estimated fair value				**-1**

(EUR million - as of 31 December 2003)	Note	Carrying amount	Estimated fair value	Difference
Financial assets				
Other non-current assets	10	14	14	0
Trade receivables	11	873	873	0
Current income tax asset	8	35	35	0
Other current assets	12	53	53	0
Cash and cash equivalents	14	562	562	0
Financial liabilities				
Interest-bearing liabilities, non-current and current	16	-107	-104	3
Other non-current payables	18	-3	-3	0
Trade payables		-809	-809	0
Income tax payable	8	-198	-198	0
Other current payables	19	-366	-366	0
Net difference between recorded amount and estimated fair value				**3**

(EUR million - as of 31 December 2004)	Note	Carrying amount	Estimated fair value	Difference
Financial assets				
Other non-current assets	10	14	14	0
Trade receivables	11	844	844	0
Current income tax asset	8	50	50	0
Other current assets	12	52	52	0
Cash and cash equivalents	14	325	325	0
Financial liabilities				
Interest-bearing liabilities, non-current and current	16	-32	-33	0
Other non-current payables	18	-2	-2	0
Trade payables		-782	-782	0
Income tax payable	8	-224	-224	0
Other current payables	19	-381	-381	0
Net difference between recorded amount and estimated fair value				**0**

Note 38. Share-based Payment

Discounted Share Purchase Plan

In March 2004, the Group launched a Discounted Share Purchase Plan (hereafter "DSPP"), that provided all employees the opportunity to buy shares of the company at a 16.67% discount compared to the issuance price of the initial public offering (24.50 EUR per share).

Under the plan, the employees purchased a total number of 1,842,026 shares at the discounted price of 20.42 EUR per share. The cost of the discount amounted to EUR 7.5 million and was recorded in personnel expenses (see note 26).

Employee Stock Option Plan

In March 2004, Belgacom launched an Employee Stock Option Plan (hereafter "ESOP") whereby 1,128,500 share options were granted to the top management of the Group. In respect of this arrangement, the Group has early adopted IFRS 2 ("Share-based Payments"), as issued on 19 February 2004.

The fair value of the share options at inception date (amounting to EUR 5 million) is recognized over their vesting period. The share options vest over a three year period in accordance with the graded vesting method. The annual charge of the graded vesting is recognized in personnel expenses and amounts to EUR 2 million in 2004.

At the moment of exercise, the employee will pay the exercise price of 24.50 EUR per share, with physical delivery of the share. The share options are exercisable until 22 March 2011 at the latest, except the share options of the Chief Executive Officer that are exercisable until 2012 at the latest.

The ESOP rules define specific vesting conditions and exercise periods for the share options in case of voluntary or involuntary leave of a plan participant. In case of voluntary leave of the employee, all unvested options forfeit except during the first year, for which the first third of the options vests immediately and must be exercised within two years as from the date of leave. In case of involuntary leave of the employee, all unvested options vest immediately and must be exercised within two years as from the date of leave.

The evolution of the shares option plan is as follows:

	Number of stock options	Weighted average exercise price (in EUR)
Outstanding at 1 January 2004	**0**	**-**
Movements during the period:		
Granted	1,128,500	24.50
Forfeited	0	-
Exercised	0	-
Expired	0	-
Total	1,128,500	24.50
Outstanding at 31 December 2004	1,128,500	24.50
Exercisable at 31 December 2004	**5,331**	**24.50**

The following assumptions were used for determining the weighted average fair value of the share options at grant date (EUR 4.29):

Option pricing model	Binomial
Contractual life of the options	7 years
Expected life	5 (to 6) years
Exercise price	EUR 24.50
Expected volatility (compared to peer group volatility)	27.50%
Expected dividend pay-out ratio	50% - 60%
Risk free interest rate	Euro swap annual rate

On 31 December 2004, no share option has been exercised yet.

Note 39. Segment reporting

The Board of Directors and the Chief Executive Officer manage the operations of Belgacom Group by business segments. These business segments are the primary segments and can be described as follows:

- *Fixed Line Services.* This segment provides retail voice, data and Internet services, to residential and business customers in Belgium, as well as regulated and commercial wholesale services to other carriers and service providers in Belgium.
- *Mobile Communications Services.* This segment provides retail mobile telephony services to residential and business customers in Belgium and provides wholesale data services to third parties. Prior to the disinvestment in March 2002 of the Group's interest in the Ben Nederland Group, the results of operations of the Ben Nederland Group were also included in this business segment.
- *International Carrier Services.* This segment provides voice, data and capacity and infrastructure services to telecommunications operators worldwide.

The Group's head office and central functions are included for financial reporting purposes within the Fixed Line Services segment.

When a legal entity includes more than one segment, adjustments for inter-segment pricing are determined on an arm's length basis. Segment results, assets and liabilities include items attributable to a segment as well as those that can be allocated on a reasonable basis.

(EUR million - year ended 31 December 2002)	Fixed Line Services	Mobile Communi-cations Services	International Carrier Services	Inter-segment eliminations	Total
Revenue	3,023	1,801	514	-	5,338
Intersegment revenue	165	275	111	-550	0
Total segment revenue	3,188	2,075	625	-550	5,338
Total segment result	**1,008**	**1,006**	**6**	**0**	**2,020**
Non-recurring revenue	113	972	-	-	1,085
Non-recurring expense	-764	-	-	-	-764
Operating income before depreciation and amortization	**357**	**1,978**	**6**	**0**	**2,341**
Depreciation and amortization	-593	-255	-11	-	-859
Operating income	**-236**	**1,723**	**-5**	**0**	**1,482**
Finance costs (net)	-	-	-	-	-25
Loss from enterprises accounted for using the equity method	-12	-	-	-	-12
Tax expense	-	-	-	-	-203
Minority interests	-	-	-	-	-99
Net income	-	-	-	-	**1,142**

(EUR million - as of 31 December 2002)	Fixed Line Services	Mobile Communi-cation Services	International Carrier Services	Unallocated	Total
Enterprises accounted for under the equity method	31	-	-	-	31
Segment assets	3,385	1,204	311	2,397	7,298
Segment liabilities	-956	-585	-273	-2,505	-4,320
Capital expenditure	367	165	34	-	566
Impairment losses recorded in the income statement					
• on intangible assets, property, plant & equipment (into segment result)	-9	-	-15	-	-24
• on other participating interests (into finance costs)	-10	-	-	-	-10

(EUR million - year ended 31 December 2003)	Fixed Line Services	Mobile Communi-cations Services	International Carrier Services	Inter-segment eliminations	Total
Revenue	2,971	1,957	527	-	**5,454**
Intersegment revenue	137	225	99	-461	**0**
Total segment revenue	3,108	2,181	626	-461	**5,454**
Total segment result	**1,109**	**1,113**	**28**	**0**	**2,250**
Non-recurring expense	-897	-	-	-	**-897**
Operating income before depreciation and amortization	**212**	**1,113**	**28**	**0**	**1,353**
Depreciation and amortization	-565	-196	-26	-	**-787**
Operating income	**-353**	**917**	**1**	**0**	**566**
Finance costs (net)	-	-	-	-	**-27**
Loss from enterprises accounted for using the equity method	-4	-	-	-	**-4**
Tax expense	-	-	-	-	**-208**
Minority interests	-	-	-	-	**-154**
Net income	-	-	-	-	**172**

(EUR million - as of 31 December 2003)	Fixed Line Services	Mobile Communi-cation Services	International Carrier Services	Unallocated	Total
Enterprises accounted for under the equity method	27	-	-	-	**27**
Segment assets	3,084	1,160	243	1,522	**6,009**
Segment liabilities	-916	-576	-231	-1,738	**-3,461**
Capital expenditure	336	149	17	-	**502**
Impairment losses recorded in the income statement					
• on intangible assets, property, plant & equipment (into segment result)	-	-1	9	-	**8**
• on consolidated companies (into segment result)	-2	-	-	-	**-2**
• on other participating interests (into finance costs)	-55	-	-	-	**-55**

(EUR million - year ended 31 December 2004)	Fixed Line Services	Mobile Communi-cations Services	International Carrier Services	Inter-segment eliminations	Total
Revenue	2,938	2,046	557	0	5,540
Intersegment revenue	154	193	88	-435	0
Total segment revenue	3,092	2,239	645	-435	5,540
Total segment result	**1,257**	**1,135**	**2**	**0**	**2,394**
Non-recurring expense	-41	0	0	0	-41
Operating income before depreciation and amortization	**1,216**	**1,135**	**2**	**0**	**2,353**
Depreciation and amortization	-500	-227	-15	0	-742
Operating income	**717**	**907**	**-13**	**0**	**1,611**
Finance costs (net)	-	-	-	-	-27
Loss from enterprises accounted for using the equity method	-1	-	-	-	-1
Tax expense	-	-	-	-	-508
Minority interests	-	-	-	-	-152
Net income	-	-	-	-	922

(EUR million - as of 31 December 2004)	Fixed Line Services	Mobile Communi-cation Services	International Carrier Services	Unallocated	Total
Enterprises accounted for under the equity method	26	-	-	-	26
Segment assets	2,807	1,130	242	1,189	5,368
Segment liabilities	-794	-406	-226	-1,721	-3,145
Capital expenditure	338	205	13	-	556
Impairment losses recorded in the income statement					
• on intangible assets, property, plant & equipment (into segment result)	0	0	-20	-	-20
• on consolidated companies (into segment result)	-1	-	-	-	-1
• on other participating interests (into finance costs)	-20	-	-	-	-20

Management examined the need for secondary segment information by geographical location and concluded that there are no significant geographical segments outside Belgium.

Note 40. Post balance sheet events

In January 2005, Belgacom SA sold to Securitas Direct International for EUR 50 million its 28% minority stake in Alert Services Holding SA via the exercise of its put option foreseen in the initial agreement with Securitas signed in April 2001.

In January 2005, Belgacom SA contributed the branch of activity of its International Carrier Services segment to its subsidiary Belgacom International Carrier Services SA (BICS) incorporated on 27 August 2004.

In February 2005, Belgacom signed a joint venture agreement with Swisscom stipulating that Swisscom Fixnet AG will transfer all of its carrier activities in BICS in exchange of a stake of 28% in the capital of BICS.

In January 2005, Belgacom SA sold all shares of Belgacom Directory Services SA, a subsidiary of the Group, to Promedia SA for an amount of EUR 285 million.

On 24 February 2005, the Belgacom Board of Directors decided to conduct a share buyback for a maximum amount of EUR 300 million and for a share price that must not be more than 5% above and 10% below the highest closing price in the thirty-day trading period preceding the transaction.

Note 41. Recent IFRS pronouncements

Belgacom does not early adopt any IASB standards or interpretations except IFRS 2 ("Share-based Payment") in 2004 and IFRS 1 ("First time Adoption of IFRS") in 2002 and 2003.

report of the independent auditors



Ernst & Young
Reviseurs d'Entreprises
Bedrijfsrevisoren
Avenue Marcel Thiry 204
Marcel Thirylaan 204
B-1200 Bruxelles - Brussel

Tel : +32 (0)2 774 91 11
Fax : +32 (0)2 774 90 90

To the Shareholders of Belgacom SA de droit public/NV van publiek recht

We have audited the accompanying consolidated balance sheets of Belgacom SA de droit public/NV van publiek recht and subsidiaries ("Belgacom Group") as of 31 December 2002, 2003 and 2004, and the related consolidated statements of income, of changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Belgacom Group as of 31 December 2002, 2003 and 2004, and of the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

We also reported separately on the consolidated financial statements of Belgacom Group for the year ended at 31 December 2002 prepared in accordance with accounting and reporting laws and regulations applicable in Belgium.

Brussels, Belgium, 18 March 2005

Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./
Bedrijfsrevisoren B.C.V.B.A. represented by

Ludo SWOLFS
Partner

extract of the statutory financial statements of Belgacom S.A. under public law - Belgian GAAP



income statement

(EUR million - year ended 31 December)	2002	2003	2004
I. Operating income	**3,773**	**3,714**	**3,713**
A. Turnover	3,586	3,557	**3,525**
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	-1	-1	**0**
C. Own construction capitalised	140	119	**124**
D. Other operating income	48	38	**65**
II. Operating charges	**-3,436**	**-3,236**	**-2,971**
A. Raw materials, consumables and goods for resale	207	180	**165**
1. Purchases	190	175	**170**
2. Increase (-); Decrease (+) in stocks	16	5	**-5**
B. Services and other goods	1,531	1,538	**1,522**
C. Remuneration, social security costs and pensions	1,016	956	**784**
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	600	537	**495**
E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtor	9	-1	**-2**
F. Increase (+); Decrease (-) in provisions for liabilities and charge	19	-7	**-21**
G. Other operating charges	54	32	**28**
III. Operating profit	**337**	**478**	**743**
IV. Financial income	**50**	**151**	**88**
A. Income from financial fixed assets	0	115	**61**
B. Income from current assets	18	3	**3**
C. Other financial income	32	33	**24**
V. Financial Charges	**-173**	**-170**	**-219**
A. Interest and other debt charges	140	131	**185**
C. Other financial charges	33	39	**35**
VI. Profit on ordinary activities before taxes	**214**	**459**	**612**

(EUR million - year ended 31 December)		2002	2003	2004
VI.	Profit on ordinary activities before taxes	214	459	612
VII.	Extraordinary income	1,082	5,981	32
	B. Adjustments to amounts written off financial fixed assets	7	11	0
	C. Adjustments to provisions for extraordinary liabilities and charges	0	17	5
	D. Gain on disposal of fixed assets	1,067	5,953	26
	E. Other extraordinary income	8	0	0
VIII.	Extraordinary charges	-1,155	-1,566	-95
	A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	23	0	0
	B. Amounts written off financial fixed assets	34	118	22
	C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	538	-80	-84
	D. Loss on disposal of fixed assets	151	0	0
	E. Other extraordinary charges	410	1,528	157
IX.	Profit for the period before taxes	142	4,873	549
IXbis.	A. Transfer from deferred taxation	5	74	0
	B. Transfer to deferred taxation	-69	0	-6
X.	Income taxes	0	-4	2
	A. Income taxes	0	-6	0
	B. Adjustment of income taxes and write-back of tax provisions	0	2	2
XI.	Profit for the period	77	4,943	544
XII.	Transfer from untaxed reserve	10	143	0
	Transfer to untaxed reserve	-138	0	-12
XIII.	Profit for the period available for appropriation	-	5,086	532
	Loss for the period available for appropriation	-50	-	-

balance sheet after appropriation

(EUR million - as of 31 December)	2002	2003	2004
ASSETS			
FIXED ASSETS	6,247	12,008	11,809
I. Formation expenses	0	0	0
II. Intangible assets	60	152	137
III. Tangible assets	2,019	1,840	1,680
A. Land and buildings	273	257	234
B. Plant, machinery and equipment	1,539	1,377	1,254
C. Furniture and vehicles	30	31	29
D. Leasing and other similar rights	118	96	74
E. Other tangible assets	23	36	34
F. Assets under construction and advance payments	35	45	55
IV. Financial assets	4,168	10,015	9,991
A. Affiliated enterprises	4,079	9,931	9,911
1. Participating interests	4,079	9,931	9,911
2. Amounts receivable	0	0	0
B. Other enterprises linked by participating interests	44	45	45
1. Participating interests	43	45	45
2. Amounts receivable	1	0	0
C. Other financial assets	45	39	35
1. Shares	44	38	34
2. Amounts receivable and cash guarantees	1	0	1
CURRENT ASSETS	907	1,097	1,005
V. Amounts receivable after more than one year	4	4	3
A. Trade debtors	0	0	0
B. Other amounts receivable	4	4	3
VI. Inventories and contracts in progress	42	39	40
A. Inventories	41	39	40
1. Raw materials and consumables	24	24	25
2. Work in progress	0	0	0
4. Goods purchased for resale	17	15	15
B. Contracts in progress	1	0	0
VII. Amounts receivable within one year	799	679	661
A. Trade debtors	767	644	643
B. Other amounts receivable	32	35	18
VIII. Investments	38	352	279
A. Own shares	0	325	271
B. Other investments and deposits	38	27	8
IX. Cash at bank and in hand	10	8	10
X. Deferred charges and accrued income	14	15	12
Total assets	7,154	13,105	12,813

(EUR million - as of 31 December)	2002	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
SHAREHOLDERS' EQUITY	1,542	6,063	4,964
I. Capital	1,000	1,000	1,000
II. Share premium	0	0	0
III. Revaluation surplus	0	0	0
IV. Reserves	542	5,062	3,964
A. Legal reseve	100	100	100
B. Reserve not available for distribution	0	325	293
1. In respect of own shares held	0	325	293
C. Untaxed Reserves	148	4	17
D. Reserves available for distribution	294	4,633	3,554
V. Profit/(Loss) carried forward	0	0	0
VI. Investment grants	0	0	0
PROVISION AND DEFERRED TAXATION	1,140	962	859
VII. Provisions and deferred taxation	1,140	962	859
A. Provisions for liabilities and charges	1,066	962	852
1. Pensions and similar obligations	0	0	0
2. Taxation	0	0	0
3. Major repairs and maintenance	0	0	0
4. Other liabilities and charges	1,066	962	852
B. Deferred taxation	74	0	7
LIABILITIES	4,472	6,080	6,991
VIII. Amounts payable after more than one year	2,000	1,724	3,612
A. Financial debts	1,999	1,723	3,611
2. Unsubordinated debentures	242	242	217
3. Leasing and similar obligations	0	0	0
4. Credit institutions	1,706	1,450	3,036
5. Other loans	51	31	359
D. Other amounts payable	0	1	1
IX. Amounts payable within one year	2,328	4,228	3,214
A. Current portion of amounts payable after more than 1 year	355	476	870
B. Financial debts	606	2,513	849
1. Credit institutions	606	2,354	849
2. Other loans	0	158	0
C. Trade creditors	692	646	619
1. Suppliers	692	646	619
2. Suppliers bills	0	0	0
D. Advances received on contracts in progress	33	21	24
E. Taxes, remuneration and social security	184	138	140
1. Taxes	17	23	19
2. Remuneration and social security	167	115	122
F. Other amounts payable	458	434	712
X. Accrued charges and deferred income	145	127	164
Total liabilities and shareholders' equity	7,154	13,105	12,813

appropriation statement

(EUR million - year ended 31 December)		2002	2003	2004
A.	Profit to be appropriated	-	5,086	532
	Loss to be appropriated	-50	-	-
B.	Transfers from capital and reserves	907	0	196
C.	Transfers to capital and reserves	0	-4,664	-21
F.	Distribution of profit	-857	-422	-706

Additional Information

Corporate name and legal form

The autonomous public-sector company Belgacom is a Société *anonyme de droit public/Naamloze vennootschap van publiek recht* (limited liability company under public law) as defined by the Law of 21 March 1991 on the reform of certain public-sector commercial undertakings and organized under the laws of Belgium.

The Company is subject to the statutory and regulatory provisions of commercial law applicable to companies limited by shares in all matters not expressly determined by (or by virtue of) the Law of 21 March 1991 or specific legislation of any kind.

Registered Office

Boulevard du Roi Albert II/Koning Albert II-laan, 27
1030 Brussels Belgium
VAT BE 0202.239.951
Brussels Register of Legal Entities
Brussels Trade Registry 587.163

Consultation of the issuer's documents

The public documents concerning the issuer can be consulted at the registered office

Date of constitution

The company was established as an autonomous public-sector company, governed by the Law of 19 July 1930 setting up the Belgian National Telephone and Telegraph Company, the RTT (*Régie des Téléphones et Télégraphes/Regie van telegraaf en telefoon*).

The transformation of Belgacom into a SA of public law was implemented by the Royal Decree of 16 December 1994, which was published in the Belgian Official Gazette on 22 December 1994, and went into effect on the same day.

Objects of the Company

As described in the Article 3 of the Articles of Association, the Company's objects are:

1. to develop services within the field of telecommunications in Belgium or elsewhere;
2. to take all actions aimed at promoting, directly or indirectly, its activities or ensuring optimal use of its infrastructure;
3. to acquire participating interests in bodies, companies or associations – whether existing or to be created, Belgian, foreign or international, and public or private sector – that may contribute, directly or indirectly, to the achievement of its corporate objects;
4. to provide radio and television broadcasting services.

Disclaimer

This communication contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company' s current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

For financial information, please contact

Ingvild Van Lysebetten

Investor Relations Manager
Bd du Roi Albert II/Koning Albert II-laan, 27
B - 1030 Brussels
Tel: + 32 2 202 40 23
Fax: + 32 2 201 54 94
E-Mail: investor.relations@belgacom.be

For further information, please contact

Thierry Bouckaert

Press Relations Director
Bd du Roi Albert II/Koning Albert II-laan, 27
B - 1030 Brussels
Tel: + 32 2 202 82 50
Fax: + 32 2 203 65 93
E-Mail: about@belgacom.be

Visit Belgacom's website: www.belgacom.be
Belgacom's Annual Report is also published in Dutch and in French

glossary

ADSL (Asymmetric Digital Subscriber Line): technology enabling a one-to-one, high-speed, digital connection (up to eight megabits per second (Mbps) in receive mode and 640 Kilobits per second (Kbps) in send mode) on a single pair of copper wires.

ARPU (Average Revenue Per Unit): Average revenue generated per mobile telephone subscriber.

ATM (Asynchronous Transfer Mode): technique enabling the high-speed transfer of digital data. It consists of dividing information flow (voice, data and image) into fixed-size packets, known as "cells".

BACKBONE This is a high bandwidth line which acts as the mainstay linking access providers to the world network.

BILAN (Belgacom Interconnection of LAN): a total solution based on the Internet Protocol (IP), Frame Relay and ATM networks.

BIT (Contraction of Binary digIT): the basic unit of information. A bit has two possible values, 1 or 0. Each print character has an eight-bit code. Eight bits make one octet, or byte.

BROADBAND Network capable of high-speed transmission of several Megabits per second (Mbps), generally much faster than on the telephone network. These networks are composed of coaxial cable, optic fiber or wireless media.

CDMA (Code Division Multiple Access): digital technique in which different conversations can be transmitted simultaneously and are differentiated by being tagged with a code.

CHAT Type of messaging done over the Internet, involving short text messages and often used by strangers to meet.

DWDM (Dense Wavelength Division Multiplexing): see WDM.

ETHERNET The most common LAN (Local Area Network) technology, developed originally by Xerox, DEC and Intel. Conventionally, the Ethernet LAN uses coaxial cables or high-quality twisted cable. The most widely installed Ethernet network is known as 10BASE-T, which enables transmission at a speed of up to 10 Mbps. With Fast Ethernet, or 100BASE-T, speeds of up to 100 Megabits per second (Mbps) are possible.

EXTRANET Intranet to which a company's suppliers, customers and partners have access. A network essential for e-business.

FRAME RELAY Data transport protocol that divides a physical communications line into several virtual channels. Technology part-way between X25 packet switching and ATM.

GPRS (General Packet Radio Service): a second-generation mobile telephony standard. It enables direct Internet access and data exchange at speeds 18 times faster than those of the GSM protocol and allows volume-based pricing.

GPS (Global Positioning System): system enabling a vehicle or person to pinpoint their position within approximately 50 meters or so anywhere in the world. It functions thanks to a network of 24 satellites put in place by the US Department of Defense.

GSM (Global System for Mobile Communications): an abbreviation which is often synonymous, in common parlance, with mobile terminal or telephone. In reality, it is a European standard for a common digital cellular telephony system.

INTRANET Application of Internet technologies (e-mail, Web, etc.) to a company's local area network (LAN).

IP (Internet Protocol): packet data protocol used for routing and carriage of messages across the Internet.

IP VPN (Internet Protocol Virtual Private Network): A VPN offers the advantages of a private network (security, etc.) while using the resources of a public switched network. The user thereby saves money on network infrastructure and management costs.

ISDN (Integrated Services Digital Network): fully digitized network enabling simultaneous, high-speed transmission of speech, text, data and images (still or animated). There are two types of ISDN lines: the ISDN-2, equipped with two communication channels, and the ISDN-30, equipped with thirty communication channels.

ISP (Internet Service Provider): a company providing Internet access to its customers and a personal e-mail address.

LARGE BAND See Broadband.

MMS (Multimedia Messaging Service): possibility to illustrate text messages on mobile phones with photographs, images and sound.

PABX (Private Automatic Branch Exchange): company exchange around which the company's internal telephone network is organized. It also enables data transmission.

PORTAL Site offering to act as a gateway to the World Wide Web (WWW) for a large number of surfers, ideally immediately on connection. Many Internet Access Providers offer portals to their customers (e.g., the Belgacom Skynet portal).

SERVER Machine that assists in providing information and/or resources in a network, be it public or private.

SDSL A technology that transports data at a maximum bit rate of 2.3 Mbits/s in both directions.

SMS (Short Message Service): enables written messages to be received and displayed on a GSM.

STREAMING Technique for downloading multimedia files enabling surfers to read the file in real-time, without waiting for full download. This is the case, for example, with sound or video on the Internet.

TCP-IP (Transmission Control Protocol – Internet Protocol): a protocol used in conjunction with the Internet Protocol (IP) to send data in the form of message units (datagrams, or packets) between computers over the Internet. IP handles the actual delivery of the data, while TCP keeps track of the individual units of data for efficient routing through the Internet.

UMTS (Universal Mobile Telecommunications System): a third-generation telecommunications system capable of providing multimedia services at a very-high speed.

VIDEO-CONFERENCING Communication in which the callers can be seen as well as heard (video conference).

VPN (Virtual Private Network): a data network that shares telecommunications infrastructure but acts as a secure private network, with an architecture based on the use of the TCP-IP (Time Compression Multiplexing - Internet Protocol).

WAP (Wireless Application Protocol): new protocol enabling GSMs to be transformed into Internet and multimedia terminals.

WDM (Wavelength Division Multiplexing) or DWDM (Dense Wavelength Division Multiplexing): technique enabling several independent flows of digital information to coexist on the same optical fiber.

WIFI Stands for wireless fidelity. Technology makes possible wireless, high-speed surfing from a hotspot.

Editor-in-chief:
Philippe Rogge
Bd du Roi Albert II/Koning Albert II-laan, 27 – B - 1030 Brussels
Conception and coordination:
Baudhuin Pringiers - Belgacom Corporate Communication Manager
Bernard Caroyez - Investor Relations
Graphics: Chris Communications - www.chriscom.be
Prepress: Snel Grafics
Printing: Gam
Pictures: Belgacom, Jean-Michel Byl, Getty Images, Zefa and Photonica